Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

RPX CORPORATION

at

$10.50 Net Per Share

by

RIPTIDE PURCHASER, INC.,

a direct wholly owned subsidiary of

RIPTIDE PARENT, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 18, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of April 30, 2018 (the “Merger Agreement”), by and among Riptide Parent, LLC, a Delaware limited liability company (“Parent”), Riptide Purchaser, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and RPX Corporation, a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Shares”) at a purchase price of $10.50 per Company Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such amount per Company Share, or any different amount per Company Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase dated May 21, 2018 (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. As a result of the Merger, each Company Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Company Shares held by Parent, Purchaser or the Company (as treasury stock), any wholly owned subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Company Shares pursuant to, and complies in all respects with, the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”)) will at the Effective Time be converted into the right to receive an amount in cash equal to the Offer Price. Upon consummation of the Merger, the Company will cease to be a publicly traded company.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

The Merger Agreement provides, among other things, that subject to the satisfaction, or waiver by Purchaser, of the Offer Conditions (as defined below), Purchaser will (and Parent will cause Purchaser to) (i) at or as promptly as practicable following the Expiration Time (as defined below) (and in any event, no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) and (ii) at or as promptly as practicable following the Expiration Time (and, in any event, within three (3) business days following the Expiration Date), pay the aggregate Offer Price (by delivery of funds to the Depositary) for, all Company Shares validly tendered and not validly withdrawn pursuant to the Offer. Parent will provide (or cause to be provided to Purchaser) the consideration necessary for Purchaser to comply with the obligations to accept for payment and pay for such Company Shares.

On April 30, 2018, after careful consideration, the board of directors of the Company (the “Company Board”) unanimously (i) determined that it is in the best interests of the Company and the Company stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) resolved to recommend that the Company’s stockholders tender their Company Shares to Purchaser pursuant to the Offer and on the terms and subject to the conditions set forth in the Merger Agreement (such recommendation, the “Company Board Recommendation”). The Company Board recommends that Company stockholders accept the Offer and tender their Company Shares in the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the number of Company Shares that are then issued and outstanding, and, if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to adopt the Merger Agreement or consummate the Merger. Parent and Purchaser do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer; however, if the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, Parent, Purchaser and the Company have agreed to take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer.

The obligation of Purchaser to purchase Company Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

(a) there having been validly tendered and “received” (within the meaning of Section 251(h)(6) of the DGCL) and not validly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on June 18, 2018 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”) that number of Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the depositary in the Offer) that, when added to the Company Shares already owned by Parent, Purchaser or their respective affiliates and any Company Shares that constitute “rollover stock” (within the meaning of Section 251(h)(6) of the DGCL), represents in the aggregate one (1) Company Share more than 50% of the sum of (i) all Company Shares outstanding at the Expiration Time, plus (ii) the aggregate number of Company Shares that the Company may be required to issue upon conversion, settlement or exercise of all then-outstanding options to purchase Company Shares granted for which the Company has received a notice of exercise prior to the Expiration Time (and as to which Company Shares have not yet been issued to such exercising holders) (the “Minimum Tender Condition”);

(b) the expiration or termination of the waiting period (and any extension of such period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “HSR Clearance Condition”);

(c) the German Federal Cartel Office (Bundeskartellamt) having either: (i) decided that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957 (the “GWB”)) are not satisfied, or (ii) been deemed to have made such a decision in accordance with the GWB (collectively, the “German Merger Control Clearance Condition”);

(d) no law and no judgment, order, decree, ruling, writ, assessment or arbitration award of a governmental authority of competent jurisdiction, whether preliminary, temporary or permanent, being in effect that would restrain, enjoin, prohibit or otherwise make illegal the consummation of the Offer or the Merger (the “Restraint Condition”); and

(e) the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”).

The Offer is also subject to a number of other conditions. Parent and Purchaser can waive some of the conditions of the Offer without the consent of the Company. Parent and Purchaser cannot, however, waive the Minimum Tender Condition, the Termination Condition, the HSR Clearance Condition or the Restraint Condition without the prior written consent of the Company.

A summary of the principal terms of the Offer appears on pages 1 through 11 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Company Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Company Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), pursuant to the instructions set forth in the Letter of Transmittal, and either deliver the certificates for your Company Shares to the Depositary along with the Letter of Transmittal or tender your Company Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” in each case, prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee tender your Company Shares for you. If you hold Company Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Company Shares to Purchaser pursuant to the Offer. Such institutions may establish their own earlier deadline for participation in the Offer. Accordingly, if you hold Company Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to participate in the Offer.

If you desire to tender your Company Shares pursuant to the Offer and the certificates representing your Company Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Company Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Company Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated (“Innisfree”), as information agent for the Offer (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both documents carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Riptide Purchaser, Inc., a Delaware corporation and direct wholly owned subsidiary of Riptide Parent, LLC, a Delaware limited liability company, is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share, of RPX Corporation, a Delaware corporation, at a purchase price of $10.50 per share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions that you, as a stockholder of the Company, may have, as well as answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All of the outstanding shares of common stock, $0.0001 par value (the “Company Shares”), of RPX Corporation, a Delaware corporation (the “Company”), other than Company Shares already owned by Parent, Purchaser or their respective affiliates and any Company Shares that constitute “rollover stock” (within the meaning of Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)).

Price Offered Per Share	$10.50 per Company Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest.

Scheduled Expiration of Offer	One (1) minute after 11:59 p.m., New York City time, on June 18, 2018, unless the Offer is extended or terminated. See Section 1— “Terms of the Offer.”

Purchaser	Riptide Purchaser, Inc., a Delaware corporation and a direct wholly owned subsidiary of Riptide Parent, LLC, a Delaware limited liability company.

The Company’s Board of Directors Recommendation	The board of directors of the Company (the “Company Board”) has unanimously recommended that the stockholders of the Company tender their Company Shares in the Offer.

Who is offering to buy my Company Shares?

Riptide Purchaser, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Riptide Parent, LLC (“Parent”), a Delaware limited liability company, is offering to purchase all of the outstanding Company Shares (other than Company Shares already owned by Parent, Purchaser or their respective affiliates and any Company Shares that constitute “rollover stock” (within the meaning of Section 251(h)(6) of the DGCL)). Purchaser was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. The sole member of Parent is Riptide Topco, LLC, a Delaware limited liability company (“Topco”). The sole member of Topco is Riptide Holdco, LP, a Delaware limited partnership (“Holdco”). Purchaser, Parent, Topco and Holdco are affiliated with HGGC Fund II, L.P., a Cayman Islands exempted limited partnership (“Fund II”), HGGC Fund II-A, L.P., a Cayman Islands exempted limited partnership (“Fund II-A”), HGGC Fund II-B, L.P. (“Fund II-B”), a Delaware limited partnership, HGGC Fund II-C, L.P., a Delaware limited partnership (“Fund II-C”), HGGC Fund II-D, L.P., a Delaware limited partnership (“Fund II-D”), HGGC Affiliate Investors II, L.P., a Cayman Islands exempted limited partnership (“Fund II Affiliate Investors”), HGGC Associates II, L.P., a Cayman Islands exempted limited partnership (“Fund II Associates”, and together with Fund II, Fund II-A, Fund II-B, Fund II-C, Fund II-D and Fund II Affiliate Investors, the “Fund II Investors”), HGGC Fund III, L.P., a Cayman Islands exempted limited partnership (“Fund III”), HGGC Fund III-A, L.P., a Cayman Islands exempted limited partnership (“Fund III-A”), HGGC Affiliate Investors III, L.P., a Cayman Islands exempted limited partnership (“Fund III Affiliate Investors”), and HGGC Associates III, L.P., a Cayman Islands exempted limited partnership (“Fund III Associates”, and together with Fund III, Fund III-A and Fund III Affiliate Investors, the “Fund III Investors”, and the Fund III Investors together with the Fund II Investors, the “Investors”). See the “Introduction,” Section 8—“Certain Information Concerning Parent and Purchaser” and Schedule I—“Directors and Executive Officers of Parent and Purchaser.”

How many Company Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Company Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to effect a merger (the “Merger”) of Purchaser with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $10.50 per Company Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest. If you are the record owner of your Company Shares and you directly tender your Company Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Company Shares through a broker or other nominee, and your broker tenders your Company Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any such charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Company Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by and among Parent, Purchaser and the Company on April 30, 2018 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

The obligation of Purchaser to purchase Company Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

•	there having been validly tendered and “received” (within the meaning of Section 251(h)(6) of the DGCL) and not validly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on June 18, 2018 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”) that number of Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL)) by Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”) that, when added to the Company Shares already owned by Parent, Purchaser or their respective affiliates and any Company Shares that constitute “rollover stock” (within the meaning of Section 251(h)(6) of the DGCL), represents in the aggregate one (1) Company Share more than 50% of the sum of (i) all Company Shares outstanding at the Expiration Time, plus (ii) the aggregate number of Company Shares that the Company may be required to issue upon conversion, settlement or exercise of all then-outstanding options to purchase Company Shares for which the Company has received a notice of exercise prior to the Expiration Time (and as to which Company Shares have not yet been issued to such exercising holders) (the “Minimum Tender Condition”);

•	the expiration or termination of the waiting period (and any extension of such period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “HSR Clearance Condition”);

•	the German Federal Cartel Office (Bundeskartellamt) having either: (i) decided that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957 (the “GWB”)) are not satisfied, or (ii) been deemed to have made such a decision in accordance with the GWB (collectively, the “German Merger Control Clearance Condition”);

•	no law and no judgment, order, decree, ruling, writ, assessment or arbitration award of a governmental authority of competent jurisdiction, whether preliminary, temporary or permanent, being in effect that would restrain, enjoin, prohibit or otherwise make illegal the consummation of the Offer or the Merger (the “Restraint Condition”); and

•	the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”).

According to the Merger Agreement, as of the close of business on April 30, 2018, (i) 49,933,908 Company Shares were issued and outstanding (which excludes the Company Shares relating to the Company options, Company restricted stock units and Company performance stock units referred to in the last sentence of this paragraph); (ii) no shares of Company preferred stock were issued and outstanding; and (iii) no Company Shares were held by the Company in its treasury. Additionally, as of the close of business on April 30, 2018, the Company has reserved 4,436,446 Company Shares for issuance pursuant to the Company’s 2008 Stock Plan, as amended, and the Company’s 2011 Equity Incentive Plan, as amended (collectively, the “Company Stock Plans”). As of the close of business on April 30, 2018: (A) 739,398 Company Shares were subject to issuance pursuant to outstanding Company options; (B) 2,578,825 Company Shares were subject to issuance pursuant to outstanding Company restricted stock units; and (C) 165,198 Company Shares were subject to issuance pursuant to outstanding Company performance stock units assuming achievement of target levels.

Assuming no additional Company Shares were issued after April 30, 2018, based on the Company Shares outstanding on April 30, 2018, the aggregate number of Company Shares Purchaser must acquire in the Offer in order to satisfy the Minimum Tender Condition equals 23,372,455 Company Shares, which, together with Company Shares owned by Parent, Purchaser or their respective affiliates (totaling 1,594,500 Company Shares), represents one (1) Company Share more than fifty percent (50%) of the Company Shares issued and outstanding as of April 30, 2018, or 24,966,955 Company Shares.

The Offer is also subject to a number of other conditions. We can waive some of the conditions of the Offer without the consent of the Company. We cannot, however, waive the Minimum Tender Condition, the Termination Condition, the HSR Clearance Condition or the Restraint Condition, without the prior written consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Company Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $566 million to purchase all of the issued and outstanding Company Shares in the Offer, consummate the Merger and the other transactions contemplated by the Merger Agreement and to pay related fees and expenses at the closing of the transactions contemplated thereby. Parent has received the Debt Commitment Letter (as defined in Section 9—“Source and Amount of Funds”), pursuant to which its lenders have agreed to provide it with (i) a $240 million senior secured term loan facility (the “Term Loan Facility”) and (ii) a $20 million senior secured revolving credit facility. Subject to certain conditions, the Term Loan Facility will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. In addition, the Fund II Investors provided to Parent an equity commitment of up to $233 million. The Fund II Investors are expected to assign a portion of the equity commitment to the Fund III Investors, but the Fund II Investors will remain obligated with respect to such assigned portion until it is funded by the Fund III Investors. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitment and debt commitment, which, together with the Company’s cash on hand at the closing of the Offer (the “Offer Closing”) that the Company is obligated to deposit with the Depositary as may be requested by Parent in accordance with the terms of the Merger Agreement, will be sufficient to pay the aggregate Offer Price for all Company Shares tendered in the Offer and all related fees and expenses. Funding of the Debt Financing (as defined in Section 9—“Source and Amount of Funds”) and the Equity Financing (as defined in Section 9—“Source and Amount of Funds”) is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and Equity Commitment Letter (as defined in Section 9—“Source and Amount of Funds”). In the event that we do not receive the proceeds of the Debt Financing, the Company will be permitted to terminate the Merger Agreement and receive the Parent Termination Fee as described in greater detail below and in Section 11— “The Merger Agreement—Effect of Termination.”

Is your financial condition relevant to my decision to tender my Company Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Company Shares and accept the Offer because:

•	Parent and Purchaser were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Company Shares of the Company;

•	Parent and Purchaser have received equity and debt commitments in respect of funds, which, together with the Company’s cash on hand at the Offer Closing that the Company is obligated to deposit with the Depositary in accordance with the terms of the Merger Agreement, will be sufficient to purchase all Company Shares tendered pursuant to the Offer;

•	the Offer will not be subject to any financing condition; and

•	the Investors are private equity funds engaged in the purchase, sale and ownership of private equity investments and have no business operations other than investing; only the Fund II Investors’ commitment to fund the Equity Financing as described below in Section 9—“Source and Amount of Funds” is material to a stockholder’s decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Company Shares in the Offer?

You will have until one (1) minute after 11:59 p.m., New York City time, on June 18, 2018 to tender your Company Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. If you desire to tender your Company Shares pursuant to the Offer and the certificates representing your Company Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Company Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Company Shares to Purchaser pursuant to a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two (2) NASDAQ trading days (as defined below). Company Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Tender Condition; therefore it is preferable for Company Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary must receive the missing items within such two (2) NASDAQ trading day period. A “NASDAQ trading day” is any day on which shares are traded on the NASDAQ Stock Market (“NASDAQ”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

If you hold Company Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Company Shares in the Offer. Accordingly, if you hold Company Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Company Shares in the Offer.

Acceptance for payment of Company Shares pursuant to and subject to the conditions of the Offer, which will occur on or about June 19, 2018, the first business day following the Expiration Time, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Acceptance Time.” The date and time when the Merger becomes effective is referred to as the “Effective Time.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•

if on any scheduled Expiration Time any Offer Condition (including the Minimum Tender Condition) is not satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) or such longer period as Parent, Purchaser and the Company may agree in order to permit the satisfaction of such conditions; provided, however, that if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Tender Condition, (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time;

•	Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff (including any comments issued by the staff of the SEC to any of the parties), or rules of any securities exchange; and

•	if, at the scheduled Expiration Time, each Offer Condition has been satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), and the proceeds of the Debt Financing are not available to Parent and Purchaser, in an amount sufficient (in combination with the Equity Financing) to consummate the transactions contemplated by the Merger Agreement, Purchaser shall have the right to extend the Offer for one (1) or more periods of ten (10) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as Parent, Purchaser and the Company may agree) (each such extension, a “Financing Proceeds Extension”).

In any case, we will not be (i) required to, and without the Company’s written consent will not, extend the Offer to a time and date later than 5:00 p.m. Eastern time on October 30, 2018 (the “End Date”) or (ii) subject to the preceding two bullet points above, permitted, without the Company’s prior written consent, to extend the Offer if all Offer Conditions have been satisfied.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Company Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Company Shares?

To tender your Company Shares, you must deliver the certificates representing your Company Shares or confirmation of a book-entry transfer of such Company Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Company Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two (2) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-NASDAQ-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

Until what time may I withdraw previously tendered Company Shares?

You may withdraw previously tendered Company Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Company Shares in a timely manner. If you tendered your

Company Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Company Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Company Shares?

To validly withdraw any of your previously tendered Company Shares, you must deliver a written notice of withdrawal, or a email of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Company Shares. If you tendered your Company Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Company Shares and such broker, banker or other nominee must effectively withdraw such Company Shares while you still have the right to withdraw Company Shares. See Section 4—“Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You only need to tender your Company Shares if you choose to do so. If following the completion of the Offer, the Company Shares accepted for payment pursuant to the Offer together with the Company Shares otherwise owned by us or our affiliates equal at least a majority of the then-outstanding Company Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. See Section 12—“Purpose of the Offer; Plans for the Company.”

What is the Company Board’s recommendation?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Company Board. After careful consideration, the Company Board unanimously:

•	determined that it is in the best interests of the Company and the Company stockholders, and declared it advisable, for the Company to enter into the Merger Agreement,

•	approved the execution, delivery and performance by the Company of the Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and

•	resolved to recommend that the Company’s stockholders tender their Company Shares to Purchaser pursuant to the Offer (such recommendation, the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is successfully completed, will the Company continue as a public company?

No. Following the purchase of Company Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. If the Merger takes place, the Company will no longer be publicly owned or listed. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Company Shares in the Offer and the Merger occurs as described above, unless you exercise appraisal rights in the manner described below, you will receive as a result of the Merger the right to receive the same amount of cash per Company Share as if you had tendered your Company Shares in the Offer. Upon consummation of the Merger, the Company’s common stock will no longer be eligible to be traded on the NASDAQ or any other securities exchange, there will not be a public trading market for the common stock of the Company, and the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Company Shares in the Offer and who are entitled to demand and properly demand appraisal of such Company Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Company Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Company Shares based on a judicial determination of the fair value of your Company Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. See Section 12—“Purpose of the Offer; Plans for the Company—Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Company Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Company Shares outstanding prior to the Effective Time (other than Company Shares held by Parent, Purchaser or the Company (as treasury stock), any wholly owned subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Company Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the Effective Time be converted into the right to receive the Offer Price.

Therefore, if the Merger takes place, the only difference to you between tendering your Company Shares and not tendering your Company Shares is that you may be paid earlier if you tender your Company Shares and that no appraisal rights will be available to you in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there no longer will be any public trading market for the Company Shares. Also, the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Company Shares as of a recent date?

On April 30, 2018, the last NASDAQ trading day before we announced that we entered into the Merger Agreement, the last sale price of the common stock of the Company reported on NASDAQ was $10.83 per Company Share. On May 18, 2018, the last NASDAQ trading day before we commenced the Offer, the last sale price of the Company Shares reported on NASDAQ was $10.46 per Company Share. We encourage you to obtain a recent quotation for Company Shares in deciding whether to tender your Company Shares. See Section 6—“Price Range of Company Shares; Dividends.”

Have any stockholders already agreed to tender their Company Shares in the Offer or to otherwise support the Offer?

No. None of the stockholders of the Company has agreed with Parent, Purchaser or any of their affiliates to tender their Company Shares in connection with the execution of the Merger Agreement. However, Riptide Acquisition 1, L.P., a Delaware limited partnership and affiliate of Parent and Purchaser, beneficially owns 1,594,500 Company Shares, which constitutes approximately 3.2% of the Company Shares issued and outstanding as of April 30, 2018.

If I tender my Company Shares, when and how will I get paid?

If the conditions of the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Company Shares for payment, we will pay for all Company Shares you tendered an amount in cash equal to the number of Company Shares you tendered multiplied by $10.50 subject to reduction for any applicable withholding taxes in respect thereof, without interest, promptly following the expiration of the Offer (but in any event within three (3) business days thereafter). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Company Shares.”

What will happen to my stock options in the Offer and the Merger?

Stock options to purchase Company Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement unless otherwise mutually agreed by the parties to the Merger Agreement, or Parent and the applicable option holder, each stock option to purchase Company Shares that was granted under any Company Stock Plans (collectively the “Options”) and is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per-share exercise price for such Option, multiplied by (ii) the total number of Company Shares underlying such option (the “Company Option Consideration”); provided, that, if the per-share exercise price of any such Option is equal to or greater than the Offer Price, such Option will be canceled without any cash payment or other consideration being made in respect thereof and shall have no further force or effect. The Surviving Corporation will, and Parent will cause the Surviving Corporation to, pay the Company Option Consideration to each holder of an Option, less any taxes withheld, if such holder is an employee of the Company or any Company subsidiary who continues to be employed by the Surviving Corporation, Parent or any of their Subsidiaries as of the Effective Time (each, a “Continuing Employee”), through the payroll of the Surviving Corporation, and if such holder is not a Continuing Employee, then Parent will cause the Paying Agent to make such payment, in each case, within five (5) business days following the Effective Time. See Section 11—“The Merger Agreement.”

What will happen to my restricted stock units in the Offer and the Merger?

Awards of the Company’s outstanding restricted stock units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement unless otherwise mutually agreed by the parties to the Merger Agreement, or Parent and the applicable holder of Company restricted stock units, each restricted stock unit that was granted under any Company Stock Plans and is outstanding and vested immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) will be cancelled and automatically converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such restricted stock unit, multiplied by (ii) the Offer Price (the “Company RSU Consideration”) payable, less any withholding taxes, within five (5) business days following the Effective Time.

Unless otherwise mutually agreed by the parties to the Merger Agreement, or Parent and the applicable holder of Company restricted stock units, each restricted stock unit that was granted under any Company Stock Plan and is outstanding and will not by its terms vest as of the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) will be assumed and substituted without any action on the part of the holder thereof (the “Substituted RSUs”), and the Substituted RSUs will remain subject to the same terms and conditions thereof as were in effect immediately prior to the Effective Time (including with respect to vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable), except for changes to certain terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or such other administrative or ministerial changes that are not materially detrimental to the holder of such Company RSU. Upon vesting and settlement of any Substituted RSUs, the holder thereof will be entitled to the amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such restricted stock unit that would have become vested pursuant to its terms, multiplied by (ii) the Offer Price (the “Substituted RSU Consideration”), payable, less any withholding taxes, at the same time as such restricted stock unit for which Substituted RSUs were assumed and substituted would have been settled pursuant to its terms. See Section 11—“The Merger Agreement.”

What will happen to my performance stock units in the Offer and the Merger?

Awards of the Company’s outstanding performance stock units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, unless otherwise mutually agreed by the parties to the Merger Agreement, or Parent and the applicable holder of Company performance stock units, each performance stock unit that was granted under any Company Stock Plan and is outstanding and vested immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) will be cancelled and automatically converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such performance stock unit, multiplied by (ii) the Offer Price (the “Company PSU Consideration”) payable, less any withholding taxes, within five (5) business days following the Effective Time.

Unless otherwise mutually agreed by the parties to the Merger Agreement, or Parent and the applicable holder of Company performance stock units, each performance stock unit that was granted under any Company Stock Plans and is outstanding immediately prior to the Effective Time and that will not by its terms vest as of the Effective Time will be assumed and substituted without any action on the part of the holder thereof (the “Substituted PSUs”), and will remain subject to the same terms and conditions as were in effect immediately prior to the Effective Time (including with respect to vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable), except (i) that any performance-based vesting condition to which such performance stock unit is subject shall be treated as having been attained at target achievement levels, such that the Substituted PSU will remain subject to the time-based vesting conditions in effect for such performance stock unit, (ii) for changes to certain terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for such other administrative or ministerial changes that are not materially detrimental to the holder of such performance stock unit. Upon vesting and settlement of any Substituted PSUs, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (A) the total number of Company Shares underlying such performance stock unit that would have become vested pursuant to its terms (treating for this purpose any performance-based vesting condition to which such performance stock unit is subject as having been attained at target achievement levels), multiplied by (B) the Offer Price, payable, less any withholding of taxes, on the applicable vesting and settlement date for such Substituted PSU.

See Section 11—“The Merger Agreement.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Company Shares pursuant to the Offer or the

Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Company Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Company Shares exchanged therefor. Such gain or loss will be treated as a long-term capital gain or loss if you have held the Company Shares for more than one (1) year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Company Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Company Shares pursuant to the Offer or exchanging Company Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger, including the application and effect of any state, local or non-United States income and other tax laws or tax treaties.

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Innisfree toll-free at (888) 750-5834 and banks and brokers may call Innisfree at (212) 750-5833. Innisfree is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Riptide Purchaser, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Riptide Parent, LLC, a Delaware limited liability company (“Parent”) hereby offers to purchase for cash all of the outstanding shares of common stock, $0.0001 par value (the “Company Shares”), of RPX Corporation, a Delaware corporation (the “Company”), at a purchase price per Company Share of $10.50, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, and, together with the Offer to Purchase, as each may be amended or supplemented form time to time, the “Offer”).

The Offer and the withdrawal rights will expire at one (1) minute after 11:59 p.m., New York City time, on June 18, 2018, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 30, 2018 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent.

According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Company Share outstanding immediately prior to the Effective Time (other than Company Shares owned by Purchaser, Parent, the Company (as treasury stock), any wholly owned subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Company Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and subject to any withholding taxes (the “Merger Consideration”). Under no circumstances will interest on the Offer Price or the Merger Consideration for Company Shares be paid to the stockholders of the Company, regardless of any delay in payment for such Company Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity awards of the Company.

Tendering stockholders who are record owners of their Company Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Company Shares by Purchaser pursuant to the Offer. Stockholders who hold their Company Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”), and Innisfree M&A Incorporated (“Innisfree”), as Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On April 30, 2018, after careful consideration, the board of directors of the Company (the “Company Board”) unanimously (i) determined that it is in the best interests of the Company and the Company stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved the execution, delivery and performance by the Company of the Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) resolved to recommend that the Company’s stockholders tender their Company Shares to Purchaser pursuant to the Offer and on the terms and subject to the conditions set forth in the Merger Agreement (such recommendation, the “Company Board Recommendation”). A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Company Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things, (a) there having been validly tendered and “received” (within the meaning of Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) and not validly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on June 18, 2018 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”) that number of Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the depositary in the Offer) that, when added to the Company Shares already owned by Parent, Purchaser or their respective affiliates and any Company Shares that constitute “rollover stock” (within the meaning of Section 251(h)(6) of the DGCL), represents in the aggregate one (1) Company Share more than 50% of the sum of (i) all Company Shares outstanding at the Expiration Time, plus (ii) the aggregate number of Company Shares that the Company may be required to issue upon conversion, settlement or exercise of all then-outstanding options to purchase Company Shares for which the Company has received a notice of exercise prior to the Expiration Time (and as to which Company Shares have not yet been issued to such exercising holders) (the “Minimum Tender Condition”); (b) the expiration or termination of the waiting period (and any extension of such period) applicable to the transactions contemplated thereby (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Clearance Condition”); (c) the German Federal Cartel Office (Bundeskartellamt) having either: (i) decided that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957 (the “GWB”)) are not satisfied, or (ii) been deemed to have made such a decision in accordance with the GWB (collectively, the “German Merger Control Clearance Condition”); (d) no law and no judgment, order, decree, ruling, writ, assessment or arbitration award of a governmental authority of competent jurisdiction, whether preliminary, temporary or permanent, being in effect that would restrain, enjoin, prohibit or otherwise make illegal the consummation of the Offer or the Merger (the “Restraint Condition”); and (e) the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”). The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

According to the Merger Agreement, as of the close of business on April 30, 2018, (i) 49,933,908 Company Shares were issued and outstanding (which excludes the Company Shares relating to the Company options, Company restricted stock units and Company performance stock units referred to in the penultimate sentence of this paragraph); (ii) no shares of Company preferred stock were issued and outstanding; and (iii) no Company Shares were held by the Company in its treasury. Additionally, as of the close of business on April 30, 2018, the Company has reserved 4,436,446 Company Shares for issuance pursuant to the Company’s 2008 Stock Plan, as amended, and the Company’s 2011 Equity Incentive Plan, as amended. As of the close of business on April 30, 2018: (A) 739,398 Company Shares were subject to issuance pursuant to outstanding Company options; (B) 2,578,825 Company Shares were subject to issuance pursuant to outstanding Company restricted stock units; and (C) 165,198 Company Shares were subject to issuance pursuant to outstanding Company performance stock units assuming achievement of target levels. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Company Shares are issued after April 30, 2018 the aggregate number of Company Shares Purchaser must acquire in the Offer in order to satisfy the Minimum Tender Condition equals 23,372,455 Company Shares, which, together with the Company Shares owned by Parent, Purchaser or their respective affiliates (totaling 1,594,500 Company Shares), represents one (1) Company Share more than fifty percent (50%) of the Company Shares issued and outstanding as of April 30, 2018, or 24,966,955 Company Shares.

If the Minimum Tender Condition is satisfied, Purchaser would have sufficient voting power after the Offer Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. Parent and Purchaser do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer; however, if the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, Parent, Purchaser and the Company have agreed to take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Company Shares pursuant to the Offer and the exchange of Company Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Company Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means one (1) minute after 11:59 p.m., New York City time, on June 18, 2018, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond 5:00 p.m. Eastern time on October 30, 2018 (the “End Date”) or the date on which the Merger Agreement is validly terminated.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer.” Purchaser expressly reserves the right, at any time, in its sole discretion, to waive, in whole or in part, any Offer Condition, or modify the terms of the Offer; provided, however, that without the prior written consent of the Company, Purchaser will not (i) reduce the number of Company Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Clearance Condition or the Restraint Condition, (iv) add to the Offer Conditions or make any Offer Condition more difficult to satisfy, (v) extend the Expiration Time other than in accordance with the Merger Agreement, (vi) provide a “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act, or (vii) otherwise amend the Offer in any manner adverse to the Company stockholders (other than Parent, Purchaser or any of their respective affiliates) or the Company.

The Merger Agreement provides that, if on any scheduled Expiration Time any Offer Condition (including the Minimum Tender Condition) is not satisfied (other than the condition that Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction of certain conditions of the Offer (the “Officer Certificate Condition”), which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) or such longer period as Parent, Purchaser and the Company may agree in order to permit the satisfaction of such conditions; provided, however, that if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Tender Condition, (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time.

Notwithstanding anything to the contrary in the foregoing, (a) Purchaser will not be required to, and without the Company’s written consent will not, extend the Offer to a date later than the End Date, (b) subject to the following clauses (c) and (d), Purchaser will not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied, (c) Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff (including any comments issued by the staff of the SEC to any of Parent, Purchaser or the Company), or rules of any securities exchange, and (d) if, at the scheduled Expiration Time, each Offer Condition has been satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger

Agreement and applicable law), and the proceeds of the Debt Financing (as defined in Section 9—“Source and Amount of Funds”) are not available to Parent and Purchaser, in an amount sufficient (in combination with the Equity Financing (as defined in Section 9—“Source and Amount of Funds”)) to consummate the transactions contemplated by the Merger Agreement, the Purchaser shall have the right to extend the Offer for one (1) or more periods of ten (10) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as Parent, Purchaser and the Company may agree) (each such extension pursuant to this clause (d), a “Financing Proceeds Extension”).

In any case, if at any scheduled Expiration Time the only unsatisfied Offer Condition (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time) is the Minimum Tender Condition, (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time;

If Purchaser extends the Offer, if Purchaser (whether before or after its acceptance for payment of Company Shares) is delayed in its acceptance of or payment for Company Shares or it is unable to pay for Company Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Company Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Company Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Company Shares are not accepted for payment or Company Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Company Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Company Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or other day on which banking and savings and loan institutions in New York, New York or San Francisco, California are authorized or required by applicable law to close.

If, at or before the Expiration Time, we increase the consideration to be paid for Company Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Company Shares are purchased in the Offer, whether or not such Company Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Company Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Company Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Company Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will promptly pay for all Company Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time (and in any event within three (3) business days following the Expiration Date). Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Company Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Company Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Company Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Company Shares (the “Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Company stockholders may be paid at different times depending upon when the above-listed items are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Company Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Company Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Company Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Company Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Company Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Company Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Company Shares, and such Company Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Company Shares be paid to the stockholders, regardless of any delay in payment for such Company Shares.

If any tendered Company Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Company Shares than are tendered, Certificates evidencing unpurchased or untendered Company Shares will be returned, without expense to the tendering stockholder (or, in the case of Company Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” such Company Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Company Shares, Purchaser will pay the increased consideration for all Company Shares purchased pursuant to the Offer, whether or not those Company Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Company Shares.

Valid Tenders. In order for a stockholder of the Company to validly tender Company Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Company Shares must be received by the Depositary at such address or such Company Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Company Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Company Shares by causing the Book-Entry Transfer Facility to transfer such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Company Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Company Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Company Shares) of the Company Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Company Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Company Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Company Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Company Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Company Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two (2) NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by email transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Company Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Company Shares delivered by a Notice of Guaranteed Delivery that have not been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the Depositary prior to the Expiration Time will not be counted by Purchaser toward the satisfaction of the Minimum Tender Condition and therefore it is preferable for Company Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Company Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Company Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Company Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Company Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Company Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Company Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Company Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Company Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Company Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Company Shares or other securities or rights issued or issuable in respect of such Company Shares. All such proxies will be considered coupled with an interest in the tendered Company Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Company Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Company Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Company Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Company Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Company Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Company Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Company Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an applicable IRS Form W-8 by non-United States Holders (as defined in Section 5—“Material United States Federal Income Tax Consequences”) to the IRS by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 24%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Offer Price of Company Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such United States Holder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishing a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on such United States Holder and payment of cash to the United States Holder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Company Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Company Shares who is neither a United States Holder nor a non-United States Holder, as such terms are defined in Section 5, below (e.g., an entity or arrangement treated as a partnership for U.S. federal income tax purposes), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Company Shares made pursuant to the Offer are irrevocable. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Company Shares may also be withdrawn after July 20, 2018, the date that is sixty (60) days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal of Company Shares to be effective, a written or email transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If Certificates evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Company Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Company Shares or is unable to accept Company Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Company Shares, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Company Section 4 before the Expiration Time or at any time after July 20, 2018, the date that is sixty (60) days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Company Shares may not be rescinded. Any Company Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Company Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Company stockholder. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Company Shares upon the exchange of Company Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Company Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Company Shares held as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Company Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank, thrift or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through or disregarded entity (or an investor in a partnership, S corporation or other pass-through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person that owns (or is deemed to own) 5% or more of the outstanding Company Shares;

•	a person who acquired Company Shares through the exercise of employee stock options, through a tax qualified retirement plan, in other compensatory transactions or who holds Company Shares that are subject to vesting restrictions;

•	a person that purchases or sells Company Shares as part of a wash sale for tax purposes;

•	a holder of Company Shares subject to the alternative minimum tax or base erosion and anti-abuse tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Company Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	a person that holds the Company Shares as qualified small business stock for purposes of Section 1045 and/or Section 1202 of the Code;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any person who actually or constructively owns an equity interest in Parent or the surviving corporation; or

•	any holder of Company Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion does not address the tax consequences of acquisitions or dispositions of Company Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger. This discussion also does not address the tax consequences arising from the Medicare tax on net investment income.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Company Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Company Shares should consult their own tax advisors regarding the tax consequences of exchanging the Company Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion is for informational purposes only and is not tax advice. Holders of Company Shares should consult their own tax advisors with respect to the application of the specific U.S. federal income tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, as well as any federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Company Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen of the United States;

•	an individual who is a resident of the United States, which generally refers to a non-U.S. individual who (i) is a lawful permanent resident of the United States, (ii) is present in the United States for, or in excess of, certain periods of time or (iii) makes a valid election to be treated as a U.S. resident;

•	a corporation (or any other entity or arrangement taxed as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Company Shares.

The receipt of cash in exchange for Company Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Company Shares pursuant to the Offer or pursuant to the Merger will recognize capital gain or loss equal to the difference, if any, between the amount of cash received and the United States Holder’s adjusted tax basis in the applicable Company Shares exchanged therefor, determined on a per share basis. Gain or loss will be determined separately for each block of Company Shares (i.e., Company Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. Each United States Holder should consult such United States Holder’s tax advisors regarding the manner in which any cash received pursuant to the Offer or the Merger would be allocated among the United States Holder’s respective different blocks of Company Shares. Such capital gain or loss will be long-term capital gain or loss if such United States Holder’s holding period for the Company Shares is more than one (1) year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax.

Proceeds from the exchange of Company Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 24%) unless the United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Certain United States Holders (including corporations) generally are not subject to backup withholding. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Company Shares. The term “non-United States Holder” means a beneficial owner of Company Shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a United States Holder. Non-United States Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Company Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Payments with Respect to Company Shares.

Subject to the discussion in “—Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Company Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax unless:

•	the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case such gain generally will be subject to United States federal income tax at rates generally applicable to United States persons, and, if the non-United States Holder is a corporation, such gain may also be subject to a branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

•	such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Company Shares, net of applicable United States-source capital losses from sales or exchanges of other capital assets recognized by the non-United States Holder, provided that the non-United States Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•	the Company is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the Merger or such non-United States Holder’s holding period with respect to the applicable Company Shares, and, if such Company Shares are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such non-United States Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of the Company’s common stock at any time during the relevant period, in which case such gain will be subject to United States federal income tax at rates generally applicable to United States persons (as described in the first bullet point above), except that the branch profits tax will not apply. Non-United States Holders that actually or constructively own more than 5% of the Company’s common stock should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC.

Backup Withholding Tax.

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Company Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury as to their non-U.S. status, generally by providing a valid IRS Form W-8BEN or W-8BEN-E, (or other applicable IRS Form W-8), or otherwise establishing an exemption in a manner satisfactory to the Depositary. Certain penalties may apply for failure to provide correct information. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Company Shares. Holders of Company Shares should consult their own tax advisors as to the particular tax consequences to them of exchanging their Company Shares for cash pursuant to the Offer or the Merger under any federal, state, local, non-United States or other tax laws.

6. Price Range of Company Shares; Dividends.

The Company Shares are listed on the NASDAQ Global Select Market under the symbol “RPXC.” The Company Shares have been listed on NASDAQ since May 4, 2011. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Company Share as reported on the NASDAQ Global Select Market since January 1, 2015.

	High	Low
Fiscal Year Ended December 31, 2015:
First Quarter	$15.15	$11.94
Second Quarter	$17.31	$14.00
Third Quarter	$17.16	$13.02
Fourth Quarter	$15.41	$10.28

Fiscal Year Ended December 31, 2016:
First Quarter	$11.93	$9.15
Second Quarter	$11.56	$8.60
Third Quarter	$11.63	$8.99
Fourth Quarter	$11.48	$8.99

Fiscal Year Ending December 31, 2017:
First Quarter	$12.67	$10.41
Second Quarter	$15.15	$11.94
Third Quarter	$14.41	$12.03
Fourth Quarter	$14.99	$12.33

Fiscal Year Ending December 31, 2018:
First Quarter	$14.99	$9.74
Second Quarter (through May 18, 2018)	$11.47	$10.15

On April 30, 2018, the last NASDAQ trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Company Shares reported on the NASDAQ was $10.83 per Company Share; therefore, the Offer Price of $10.50 per Company Share represents a discount of approximately 3.0% to such price. On May 18, 2018, the last NASDAQ trading day prior to the original printing of this Offer to Purchase, the last sale price of the Company Shares reported on the NASDAQ was $10.46 per Company Share.

Stockholders are urged to obtain current market quotations for Company Shares before making a decision with respect to the Offer.

During the three months ended March 31, 2018, the Company announced a regular quarterly cash dividend of $0.05 per Company Share. The Company’s quarterly dividend was canceled in April 2018 upon the Company’s entry into the Merger Agreement.

Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Company Shares unless consented to by Parent in writing.

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at One Market Plaza, Suite 1100, San Francisco, California 94105. The Company’s telephone number at its corporate headquarters is (866) 779-7641. The Company helps companies reduce patent litigation risk and corporate legal expense through two (2) primary service offerings: their patent risk management services and discovery services. The Company has two (2) reportable segments: 1) patent risk management which generates its revenues primarily from membership subscriptions, premiums earned from insurance policies, and management fees for marketing, underwriting, and claim management and 2) discovery services which generates its revenues primarily from fees generated for data collection, hosting and processing, project management, and document review services.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://ir.rpxcorp.com/. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware limited liability company with its principal executive offices located at c/o HGGC, LLC, 1950 University Avenue, Suite 350 Palo Alto, California, 94111. The telephone number of Parent is (650) 329-4910. Purchaser is a Delaware corporation with its principal executive offices located at c/o HGGC, LLC, 1950 University Avenue, Suite 350, Palo Alto, California, 94303. The telephone number of Parent is (650) 329-4910. Parent and Purchaser were both formed on April 27, 2018, in each case solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing in connection with the Offer and the Merger. Each of Parent and Purchaser has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement, the Equity Financing and the Debt Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Company Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. The sole member of Parent is Riptide Topco, LLC, a Delaware limited liability company (“Topco”). The sole member of Topco is Riptide Holdco, LP, a Delaware limited partnership (“Holdco”). Purchaser, Parent, Topco and Holdco are affiliated with HGGC Fund II, L.P., a Cayman Islands exempted limited partnership (“Fund II”), HGGC Fund II-A, L.P., a Cayman Islands exempted limited partnership (“Fund II-A”), HGGC Fund II-B, L.P. (“Fund II-B”), a Delaware limited partnership, HGGC Fund II-C, L.P., a Delaware limited partnership (“Fund II-C”), HGGC Fund II-D, L.P., a Delaware limited partnership (“Fund II-D”), HGGC Affiliate Investors II, L.P., a Cayman Islands exempted limited partnership (“Fund II Affiliate Investors”), HGGC

Associates II, L.P., a Cayman Islands exempted limited partnership (“Fund II Associates”, and together with Fund II, Fund II-A, Fund II-B, Fund II-C, Fund II-D and Fund II Affiliate Investors, the “Fund II Investors”), HGGC Fund III, L.P., a Cayman Islands exempted limited partnership (“Fund III”), HGGC Fund III-A, L.P., a Cayman Islands exempted limited partnership (“Fund III-A”), HGGC Affiliate Investors III, L.P., a Cayman Islands exempted limited partnership (“Fund III Affiliate Investors”), and HGGC Associates III, L.P., a Cayman Islands exempted limited partnership (“Fund III Associates”, and together with Fund III, Fund III-A and Fund III Affiliate Investors, the “Fund III Investors”, and the Fund III Investors together with the Fund II Investors, the “Investors”). The Fund II Investors have committed to contribute to Parent an aggregate amount up to $233,000,000 (subject to adjustments as set forth in the Equity Commitment Letter, the “Equity Commitment”) in cash for the purpose of funding a portion of the aggregate Offer Price and Merger Consideration, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement. The Fund II Investors are expected to assign a portion of the equity commitment to the Fund III Investors, but the Fund II Investors will remain obligated with respect to such assigned portion until it is funded by the Fund III Investors. Additionally, the Fund II Investors also provided to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement. See Section 9—“Source and Amount of Funds.” After giving effect to the Offer and the Merger, the Surviving Corporation will be affiliated with the Investors. We refer to Purchaser, Parent, Topco, Holdco, and the Investors, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent, Purchaser, Topco, Holdco, the Investors and the Company. As of the date of the Offer to Purchase, Riptide Acquisition 1, L.P., a Delaware limited partnership and an affiliate of Parent and Purchaser, beneficially owns 1,594,500 Company Shares, which collectively constitute approximately 3.2% of the Company Shares issued and outstanding as of April 30, 2018. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Company Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Company Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement, or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years. None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the other exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

Debt Financing. Purchaser has received a debt commitment letter, initially entered into on April 30, 2018 and amended and restated on May 18, 2018 (which we refer to as the “Debt Commitment Letter”), from Jefferies Finance LLC and Barings Finance LLC (together, the “Debt Commitment Parties”) to provide, subject to the conditions set forth in the Debt Commitment Letter, to Purchaser (and, after the closing of the Merger, the Company (each of Purchaser and the Company in its capacity as borrower thereunder, the “Borrower”)), the Credit Facilities (as defined below), of which the $240 million senior secured term loan facility is expected to be drawn at the closing of the Credit Facilities (as defined below) for the purpose of financing the Offer and the Merger and paying related fees and expenses, and a portion of the $20 million senior secured revolving credit facility is expected to be drawn at the closing of the Credit Facilities to pay certain amounts set forth in the Debt Commitment Letter and to back-stop, replace or cash-collateralize certain existing letters of credit of the Company and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of the Company and its subsidiaries (such committed debt financing, together with any debt securities issued in lieu thereof unless the context requires otherwise, the “Debt Financing”).

The commitments of the Debt Commitment Parties with respect to the Credit Facilities (as defined below) expire upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) consummation of the Merger with or without the funding of the Credit Facilities and (iii) 11:59 p.m., New York City time, on November 6, 2018. The documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and Purchaser must use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Merger.

Although the debt financing described in this document is not subject to a due diligence condition or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Credit Facilities. The availability of the Credit Facilities is subject to, among other things, the purchase of Company Shares in the Offer and the consummation of the Merger in accordance with the Merger Agreement (including the satisfaction (or waiver with the consent of the Debt Commitment Parties) of all conditions precedent to the consummation of the Merger, and without any material amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the initial lenders without the consent of the Debt Commitment Parties), the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement”), solvency of Parent and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities, payment of required fees and expenses, the funding of the Equity Financing, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, the execution of certain guarantees and the creation and perfection of certain security interests, the accuracy of specified Merger Agreement representations and specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Term and Revolving Credit Facilities. The Credit Facilities will consist of (i) a $240 million senior secured term loan facility with a term of six (6) years (which we refer to as the “Term Loan Facility”) and (ii) a $20 million senior secured revolving credit facility with a term of five (5) years (which we refer to as the “Revolving Credit Facility” and together with the Term Loan Facility, the “Credit Facilities”).

Roles. Jefferies Finance LLC has been appointed as lead arranger and bookrunner for the Credit Facilities. Jefferies Finance LLC has also been appointed as administrative agent and collateral agent for the Credit Facilities (which we refer to, in such capacities, as the “Administrative Agent”).

Interest Rate. The Term Loan Facility and the Revolving Credit Facility are each expected to bear interest, at the Borrower’s option, at a rate equal to (i) Adjusted LIBOR plus 6.00% or (ii) an alternate base rate plus 5.00%. Adjusted LIBOR means the London interbank offered rate for deposits in U.S. dollars (adjusted for statutory reserve requirements and subject to a floor of 0.00%) for a period of (as selected by the Borrower) one, two, three, six, or, to the extent agreed to by all affected lenders under the applicable facility or facilities, twelve (12) months or a period of shorter than one (1) month.

Prepayments. The Borrower will be permitted to make voluntary prepayments with respect to the Revolving Credit Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The Borrower will be permitted to make voluntary prepayments with respect to the Term Loan Facility at any time, subject to the following prepayment premium, and, if applicable, any LIBOR breakage costs: an amount equal to 1.00% of the amount prepaid prior to the date that is twelve (12) months from the closing date of the Credit Facilities solely to the extent such prepayment is in connection with a refinancing (other than in connection with an initial public offering, change of control or transformative acquisition) that reduces the effective yield of the Term Loan Facility. The remaining aggregate principal amount of the loans under the Term Loan Facility will be due on their maturity date.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect, domestic subsidiary of the Borrower, subject to certain limitations.

Security. The obligations of the Borrower and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with the Debt Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a first-priority basis by a perfected security interest in all of the Borrower’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of the Borrower and all of the capital stock in first-tier, wholly owned restricted subsidiaries directly held by the Borrower or any guarantor (limited, in the case of first-tier foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include a financial maintenance covenant consisting of a maximum total net leverage ratio and customary events of defaults including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

Equity Financing. Parent has received an Equity Commitment Letter, pursuant to which the Fund II Investors have severally (and not jointly or jointly and severally) committed to contribute to Parent an aggregate amount up to $233,000,000 (subject to adjustments as set forth in the Equity Commitment Letter, the “Equity Commitment”) in cash for the purpose of funding a portion of the aggregate Offer Price and Merger Consideration, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement. The Fund II Investors are expected to assign a portion of the equity commitment to the Fund III Investors, but the Fund II Investors will remain obligated with respect to such assigned portion until it is funded by the Fund III Investors. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing,” and together with the Debt Financing, the “Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver (without subsequent revocation) as permitted pursuant to the Merger Agreement (with respect to any waiver by Parent or Purchaser, subject to the prior written approval of the Fund II Investors), of all of the Offer Conditions as of the Expiration Time (see Section 11—“The Merger Agreement”), (ii) the substantially contemporaneous funding of the Debt Financing at the Offer Acceptance Time and (iii) the substantially contemporaneous consummation of the acquisition of the Company Shares tendered in the Offer at the Offer Acceptance Time.

The Equity Commitment may be reduced by Parent (a) in an amount specified by Parent solely to the extent it will be possible, notwithstanding such reduction, for Parent and Purchaser to consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof, and/or (b) on a dollar-for-dollar basis by the amount of any third party financing obtained by Parent or its affiliates at or prior to the closing (excluding any amounts committed under the Debt Commitment Letter), provided that the Equity Commitment shall not be reduced pursuant to the foregoing clause (b) unless and until such third party financing is funded at the Offer Closing.

The Company is an express third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent and Purchaser to cause, or to directly cause, each of the Fund II Investors to fund, directly or indirectly, the Equity Financing as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of the Fund II Investors to fund their respective equity commitments will expire upon the earliest to occur of (i) the Effective Time (assuming the payment by such Investor of its portion of the Equity Commitment in accordance with the terms of the Equity Commitment Letter), (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date on which any claim is brought by the Company under, or any claim is brought by the Company with respect to, the Limited Guarantee (as defined below), any Guarantor (as defined in the Limited Guarantee) or any Guarantor Affiliate (as defined in the Limited Guarantee) (other than in respect of a Guaranteed Obligation (as defined below) or a claim for specific performance under and in accordance with the terms of the Equity Commitment Letter) or (iv) the date on which any other claim is brought by the Company under, or proceeding initiated by the Company against, a Fund II Investor or an affiliate thereof in connection with the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any transaction contemplated thereby, other than Guarantee Claims, Merger Agreement Claims or Equity Commitment Claims (in each case, as defined in the Limited Guarantee). This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

Limited Guarantee. Concurrently with the execution and delivery of the Equity Commitment Letter, the Fund II Investors provided to the Company a limited guarantee to irrevocably and unconditionally guarantee, severally, in favor of the Company, certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement (the “Limited Guarantee”), including payment of the Parent Termination Fee (as defined in Section 11—“The Merger Agreement”) on the terms and subject to the conditions set forth in the applicable provisions of the Merger Agreement and an amount equal to all of the liabilities and obligations of Parent or Purchaser under the Merger Agreement (including certain reimbursement obligations under the Merger Agreement) when required to be paid by Parent or Purchaser, pursuant to and in accordance with the Merger Agreement (collectively, the “Guaranteed Obligations”), provided that in no event will the aggregate liability of the Fund II Investors under the Limited Guarantee exceed the Parent Liability Limitation (as defined in Section 11—“The Merger Agreement”) and no Fund II Investor will be required to pay more than its respective maximum percentage of the Parent Liability Limitation.

The obligations of the Fund II Investors under the Limited Guarantee terminate upon the earliest to occur of: (a) the Effective Time, (b) the termination of the Merger Agreement by mutual written consent of Parent and the Company in accordance with the terms and conditions of the Merger Agreement, (c) the termination of the Merger Agreement by the Company in connection with a Superior Company Proposal in accordance with the terms and conditions of the Merger Agreement or by Parent in connection with a Company Adverse Recommendation Change, (d) the payment of the greater of the entire Parent Termination Fee or the Guaranteed Obligations equal to the Parent Liability Limitation, (e) the date that is thirty (30) days following the valid termination of the Merger Agreement in accordance with its terms (other than terminations to which clauses (b) or (c) apply), unless prior to the expiration of such thirty (30) day period (i) the Company shall have delivered a written notice with respect to any of the Guaranteed Obligations asserting that the any of the Fund II Investors, Parent or Purchaser is liable for any portion of Guaranteed Obligation, and (ii) the Company shall have commenced a legal proceeding against any of the Fund II Investors, Parent or Purchaser alleging the Parent Termination Fee is due and owing, or that Parent or Purchaser is liable for any other payment obligations under the Merger Agreement or against any of the Fund II Investors that amounts are due and owing from such Fund II Investor with respect to the Limited Guarantee, in which case the Limited Guarantee shall survive solely with respect to amounts so alleged to be owing; provided that, with respect to the foregoing clause (e), if the Merger Agreement has been terminated, such notice has been provided and such proceeding has been commenced, such Fund II Investor shall have no further liability or obligation under the Limited Guarantee from and after the earliest of (x) a final, non-appealable order of a court of competent jurisdiction determining that such Fund II Investor does not owe any amount under the Limited Guarantee and (y) a written agreement between such Fund II Investor and the Company in which the Company acknowledges that the obligations and liabilities of such Fund II Investor pursuant to the Limited Guarantee are terminated, and (f) the Company or any of its affiliates acting on its behalf seeks in a legal proceeding to impose liability upon the Fund II Investors in excess of the Parent Liability Limitation or otherwise challenges in any legal proceeding any limit on the liability of the Fund II Investors under the Limited Guarantee or Equity Commitment Letter or makes any claim in any legal proceeding arising under or in connection with the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter or the transaction completed thereby, other than certain claims specified in the Limited Guarantee.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Other than as discussed in this Section 9, there are no alternative financing arrangements or alternative financing plans.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The Investors are affiliated with HGGC, LLC, a leading middle-market private equity firm with $4.3 billion in cumulative capital commitments (“HGGC”). The following is a description of the participation of the Investors (referred to in this Section 10 as “HGGC”) in a process with the Company that culminated in the execution of the Merger Agreement.

The following chronology summarizes the key actions of HGGC that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among HGGC, the Company, or their respective representatives and affiliates. Other than as described below, there have been no material contacts between the Company and HGGC in the past two years. For a review of the Company’s activities relating to that process, including its activities regarding other bidders for the Company Shares, you are referred to the Schedule 14D-9 that will be mailed to stockholders.

HGGC routinely engages in discussions with regard to potential transactions of public and private companies both in response to company-initiated processes as well as proactively independent of existing sale processes. During April and May 2017, Riptide Acquisition 1, L.P., an affiliate of HGGC, acquired, in the aggregate, 1,594,500 shares of common stock of the Company through open market trades.

On June 5, 2017, HGGC submitted a proposal to acquire the Company for $15.60 to $16.10 in cash per Company Share. The Company Board did not accept such proposal.

In December 2017, in response to a solicitation by the Company to sell its Inventus business, HGGC provided an oral indication of interest to acquire the Inventus business of the Company for $100 million in cash. Discussions on such proposal did not proceed beyond the indication of interest.

On or about December 15, 2017, representatives of GCA Advisors, LLC (“GCA Advisors”), financial advisor to the Company, contacted HGGC on behalf of the Company in order to discuss a potential strategic transaction between the Company and HGGC.

On January 9, 2018, HGGC and the Company entered into a non-disclosure agreement with the Company that included a standstill provision prohibiting HGGC from acquiring any Company Shares or requesting that the Company Board waive such standstill provision. However, the standstill provision automatically terminated upon the Company’s entry into the Merger Agreement.

On January 24, 2018, HGGC requested the Company’s permission to confer with John A. Amster, the former President and Chief Executive Officer of the Company, regarding the Company. On February 26, 2018, such request was approved by the Company.

On February 13, 2018, GCA Advisors distributed to HGGC a bid process letter containing bid instructions and procedures and requested that HGGC submit a non-binding indication of interest, including an indicative price, no later than 5:00 p.m. Eastern Time on March 7, 2018. In response to this request, HGGC submitted a non-binding indication of interest to GCA Advisors on March 7, 2018 for $11.25 in cash per Company Share.

On March 23, 2018, HGGC received from GCA Advisors a final bid instruction letter requesting its final proposal be provided by 5:00 p.m. Pacific Time on April 11, 2018. Skadden, Arps, Slate, Meagher and Flom (“Skadden”), the Company’s legal counsel, also provided to HGGC a form of merger agreement providing for the acquisition of the Company by a potential buyer through the Company’s electronic datasite.

On April 16, 2018, HGGC submitted a final proposal for $10.15 in cash per Company Share to GCA Advisors, on behalf of the Company, which included, among other things, HGGC’s markup of the form of merger agreement and drafts of related transaction documents. HGGC’s proposal also (i) included fully committed debt financing, (ii) had substantially no remaining due diligence requirement, (iii) proposed a 4.5% termination fee payable by the Company under certain circumstances and a 5.5% termination fee payable by Parent under certain circumstances and (iv) indicated that HGGC was prepared to buy the Company as soon as possible.

On April 22, 2018, GCA Advisors, at the request of the Company Board, approached HGGC with a counteroffer of $11.00 in cash per Company Share and a 3.25% termination fee payable by the Company under certain circumstances.

Following a meeting of the Company Board on April 24, 2018, representatives of GCA Advisors communicated with HGGC regarding feedback on its proposal from the Company Board, including that the Company Board had requested that HGGC improve its proposed offer price.

On April 25, 2018, HGGC responded to the Company’s counteroffer of $11.00 in cash per Company Share and a 3.25% termination fee payable by the Company under certain circumstances by providing an addendum to its proposal letter, including a revised offer of $10.40 in cash per Company Share, which included a request that the Company enter into exclusivity by 5:00 p.m. on April 26, 2018, with such exclusivity to run through 5:00 p.m. on May 8, 2018, and indicated that HGGC would withdraw from the Potential Transaction process if the Company did not agree to such exclusivity period. HGGC orally indicated to GCA Advisors that it would be unwilling to agree to a termination fee payable by the Company under certain circumstances below 3.5%.

Later that day HGGC delivered a letter addendum stating that it would withdraw from the Potential Transaction process if it did not receive exclusivity by 5:00 p.m. that day and included a revised offer price of $10.40 in cash per Company Share. HGGC had orally indicated to GCA Advisors (i) its willingness to agree to a 3.5% termination fee payable by the Company under certain circumstances and (ii) that it was prepared to approve the Potential Transaction within the next few days. HGGC was approached by the Company with a counteroffer at $10.50 in cash per Company Share, on an exclusive basis, with a 3.5% termination fee payable by the Company under certain circumstances and an exclusivity window running through 5:00 p.m. Pacific Time on May 3, 2018.

On April 26, 2018, HGGC and its counsel Kirkland & Ellis LLP (“Kirkland”) were provided with a markup of the exclusivity agreement proposed by HGGC for review and comment. Following subsequent negotiations among the parties and GCA Advisors, and agreement from HGGC to the Company’s counteroffer to pay $10.50 in cash per Company Share and to include a 3.5% termination fee payable by the Company under certain circumstances, the Company and HGGC entered into an exclusivity agreement the evening of April 26, 2018. Later that evening, the Company’s legal counsel delivered to Kirkland a revised draft of the merger agreement which included, among other things, a 6% termination fee (rather than 5.5% as proposed by HGGC) payable by Parent under certain circumstances, which was accepted by HGGC.

From April 26, 2018 to April 30, 2018, Kirkland and Skadden negotiated and exchanged drafts of the merger agreement and other transaction documents in coordination, respectively, with HGGC and the Company. Prior to the execution of the merger agreement, Parent and Purchaser approved the execution, delivery and performance by Parent and Purchaser of the merger agreement and the consummation of the transactions contemplated thereby.

On April 30, 2018, the Company, Parent and Purchaser executed and delivered the Merger Agreement and the related transaction documents.

Before the opening of trading on the Nasdaq Global Select Market on May 1, 2018, the Company filed a Current Report on Form 8-K and the Company and HGGC issued a joint press release announcing the execution of the Merger Agreement and the anticipated commencement of the Offer.

Following May 1, 2018, HGGC offered certain Company management members an opportunity to contribute (or “rollover”) their Company Shares into new equity interests of an affiliate of the Surviving Corporation. HGGC and such Company management members terminated discussions of such rollover opportunity prior to the commencement of the Offer in preference for discussion of post-transaction employment and compensation arrangements at a later date.

On May 21, 2018, Parent and Purchaser commenced the Offer.

For information on the Merger Agreement and the other agreements between the Company, Parent and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement.”

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders of the Company and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants were qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Indemnification of Officers and Directors” below), the rights of the Company’s stockholders to receive the Offer Price and the Per Share Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the Company Shares at a price per share equal to $10.50 net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (the “Offer Price”), by May 21, 2018, and that, subject to the satisfaction, or waiver by Purchaser, of the Offer Conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for all Company Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable and in any event within three (3) business days following the date on which the Expiration Time occurs. The initial expiration time of the Offer will be one (1) minute after 11:59 p.m., New York City time, on June 18, 2018.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and Parent to cause Purchaser to, accept for payment, and pay for, any Company Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the Offer Conditions described in Section 15—“Conditions of the Offer.” The Offer Conditions are for the sole benefit of Purchaser and Parent. Purchaser expressly reserves the right, at any time, in its sole discretion, to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that without the prior written consent of the Company, Purchaser will not (i) reduce the number of Company Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Clearance Condition or the Restraint Condition, (iv) add to the Offer Conditions or make any Offer Condition more difficult to satisfy, (v) extend the Expiration Time other than in accordance with the Merger Agreement, (vi) provide a “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act, or (vii) otherwise amend the Offer in any manner adverse to the Company stockholders (other than Parent, Purchaser or any of their respective affiliates) or the Company.

Expiration and Extension of the Offer.

The initial expiration date of the Offer will be one (1) minute after 11:59 p.m., New York City time, on June 18, 2018. The Merger Agreement provides that, if on any scheduled Expiration Time any Offer Condition (including the Minimum Tender Condition) is not satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as Parent, Purchaser and the Company may agree) in order to permit the satisfaction of such conditions; provided, however, that (i) if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Tender Condition, Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time.

Notwithstanding the foregoing, (a) Purchaser will not be required to, and without the Company’s written consent will not, extend the Offer to a date later than the End Date, (b) subject to the following clauses (c) and (d), Purchaser will not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied, (c) Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff (including any comments issued by the staff of the SEC to any of Parent, Purchaser or the Company), or rules of any securities exchange, and (d) if, at the scheduled Expiration Time, each Offer Condition has been satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), and the proceeds of the Debt Financing are not available to Parent and Purchaser, in an amount sufficient (in combination with the Equity Financing) to consummate the transactions contemplated by the Merger Agreement, the Purchaser will have the right to extend the Offer for one (1) or more periods of ten (10) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as Parent, Purchaser and the Company may agree) (each such extension pursuant to this clause (d), a “Financing Proceeds Extension”).

Purchaser will not, and Parent will not permit Purchaser to, terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company other than in connection with a valid termination of the Merger Agreement.

Recommendation.

The Company Board has unanimously (i) determined that it is in the best interests of the Company and the Company stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved the execution, delivery and performance by the Company of the Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) resolved to recommend that the Company’s stockholders tender their Company Shares to Purchaser in the Offer and on the terms and subject to the conditions set forth in the Merger Agreement (such recommendation, the “Company Board Recommendation”).

The Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will merge with and into the Company, with the Company being the surviving entity in the Merger (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent.

The Merger will be effected under Section 251(h) of the DGCL and as soon as practicable following the Offer Closing without a vote on the adoption of the Merger Agreement by the Company stockholders and will have the effects set forth in the Merger Agreement and in the certificate of merger to be filed with the Secretary of State of the State of Delaware in accordance with the Merger Agreement and the applicable provisions of the DGCL. In the event the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, then Parent, Purchaser and the Company will take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

As of the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation will be amended and restated to be the same as the certificate of incorporation and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “RPX Corporation.” As of the Effective Time, until their successors are duly elected and qualified and appointed or until their earlier death, resignation or removal, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation.

Merger Closing Conditions.

The respective obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver by such party at or prior to the closing of the Merger of the following conditions (hereafter referred to collectively as the “Closing Conditions”):

1.	Purchaser shall have accepted for payment all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

2.	No governmental authority shall have enacted, issued, promulgated, enforced or entered any order (whether temporary, preliminary or permanent) or law which remains in effect at the closing of the Merger, which has, or would have, the effect of (i) making the transaction contemplated by the Merger Agreement illegal, (ii) otherwise retraining, enjoining or prohibiting consummation of such transaction or (iii) causing the transaction contemplated to be consummated at the closing of the Merger to be rescinded following completion thereof; provided, that no party to the Merger Agreement may assert its right not to consummate the transaction contemplated by the Merger Agreement pursuant to the foregoing restraints set forth in clauses (i) through (iii), if any such foregoing restraint is the primary result of, or primarily caused by, a failure of such party to comply with its covenants and agreements under the Merger Agreement.

Merger Consideration; Conversion of Company Shares.

At the Effective Time, each Company Share that is held, immediately prior to the Effective Time (A) in the Company’s treasury or by the Company or any wholly owned subsidiary of the Company, and (B) directly or indirectly by Parent, Purchaser or any wholly owned subsidiary of Parent, in each case, will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (collectively, the “Cancelled Shares”).

At the Effective Time, each Company Share that is outstanding immediately prior to the Effective Time (other than (A) Cancelled Shares and (B) Company Shares owned by a holder entitled to demand and who has properly demanded appraisal for such Company Shares in accordance with Section 262 of the DGCL), will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and subject to any withholding taxes (the “Merger Consideration”).

Company Options.

The Merger Agreement provides that, unless otherwise mutually agreed by the parties to the Merger Agreement, or Parent and the applicable option holder, each option that is outstanding as of the Effective Time, whether vested or unvested, shall be cancelled at the Effective Time and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Offer Price over the applicable per-share exercise price of such canceled option, multiplied by (ii) the total number of Company Shares underlying such option, payable, less any withholding taxes, within five (5) days following the Effective Time. If the exercise price per share of any option, whether vested or unvested, is equal to or greater than Offer Price, such option shall be cancelled and terminated without any cash payment or other consideration being made in respect thereof.

Company Restricted Stock Units.

The Merger Agreement provides for the following treatment of Company restricted stock units (“Company RSUs”), unless otherwise mutually agreed by the parties to the Merger Agreement or Parent and the applicable holder of Company RSU:

•	Each Company RSU that is outstanding and vested by its terms immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) will be cancelled and automatically converted into the right to receive an amount of cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company RSU, multiplied by (ii) the Offer Price, payable, less any withholding taxes, within five (5) business days following the Effective Time.

•	Each Company RSU that is outstanding and will not by its terms vest (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) as of the Effective Time will be assumed and substituted by Parent without any action on the part of the holder thereof (the “Substituted RSUs”), and the Substituted RSUs will remain subject to the same terms and conditions as were in effect immediately prior to the Effective Time (including with respect to vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable), except for changes to certain terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or such other administrative or ministerial changes that are not materially detrimental to the holder of such Company RSU. Upon vesting and settlement of any Substituted RSUs, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company RSU that would have become vested pursuant to its terms, multiplied by (ii) the Offer Price, payable, less any withholding taxes, at the same time as such Company RSUs for which the Substituted RSUs were assumed and substituted would have been settled pursuant to its terms.

Company Performance Stock Units.

The Merger Agreement provides for the following treatment of Company performance stock units (“Company PSUs”), unless otherwise mutually agreed by the parties to the Merger Agreement or Parent and the applicable holder of Company PSUs:

•	Each Company PSU that is outstanding and vested by its terms immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by the Merger Agreement) will be cancelled and automatically converted into the right to receive an amount of cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company PSU, multiplied by (ii) the Offer Price, payable, less any withholding of taxes, within five (5) business days following the Effective Time.

•	Each Company PSU that is outstanding and will not by its terms vest as of the Effective Time will be assumed and substituted by Parent without any action on the part of the holder thereof (the “Substituted PSUs”) and will remain subject to the same terms and conditions as were in effect immediately prior to the Effective Time (including with respect to vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable), except (i) that any performance-based vesting condition to which such Company PSU is subject shall be treated as having been attained at target achievement levels, such that the Substituted PSU will remain subject to the time-based vesting conditions in effect for such Company PSU, (ii) for changes to certain terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for such other administrative or ministerial changes that are not materially detrimental to the holder of such Company PSU. Upon vesting and settlement of any Substituted PSUs, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (A) the total number of Company Shares underlying such Substituted PSU that would have become vested pursuant to its terms (treating for this purpose any performance-based vesting condition to which such Company PSU is subject as having been attained at target achievement levels), multiplied by (B) the Offer Price, payable, less any withholding of taxes, on the applicable vesting and settlement date for such Substituted PSU.

Payment for Company Shares.

Prior to the Effective Time, Parent will designate the Company’s current transfer agent or select a bank or trust company mutually agreeable to Parent and the Company to act as agent (the “Depository Agent”) for the holders of Company Shares to receive the Offer Price and to act as paying agent in the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent will deposit, or will cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price, and with the Paying Agent cash sufficient to make the payment of the aggregate Merger Consideration; provided, that the Company will, at the written request of Parent, deposit with the Depository Agent and/or the Paying Agent at the Effective Time such portion of such aggregate consideration from the Company’s cash on hand as specified in such request. Parent will deliver a notice of such request to the Company at least three (3) business days prior to the Effective Time specifying a preliminary amount of the Company’s cash on hand to be deposited by the Company and a final request to the Company at least one (1) business day prior to the Effective Time specifying the final amount (to be equal to or less than the amount specified in its prior notice) of the Company’s cash on hand to be deposited by the Company. The amounts collectively deposited in accordance with the foregoing sentences are referred to as the “Payment Fund.” The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger. As soon as reasonably practicable after the Effective Time, and in any event not later than the third (3rd) business day after the consummation of the Merger, Parent will cause the Paying Agent to mail, to the record holders of Certificates or book-entry shares, a letter of transmittal, for the holders of Certificates, and customary instructions, for the holders of book-entry shares, as applicable, for use in effecting the surrender of Certificates or transfer of book-entry shares, in each case, in exchange for the right to receive the Merger Consideration.

The Paying Agent will pay the Merger Consideration to the Company’s stockholders upon timely receipt of (i) surrendered Certificates and a validly executed letter of transmittal in respect thereof or (ii) transfer of book-entry shares and receipt of an “agent’s message” by the Paying Agent in respect thereof. Each of the Depository Agent, the Paying Agent, Purchaser, Parent and the Surviving Corporation are entitled to deduct and withhold from any consideration payable or otherwise deliverable in connection with the Merger Agreement any applicable withholding taxes or other deductions required by applicable law.

At any time one (1) year after the closing date of the Merger, Parent may demand that any portion of the Payment Fund that remains undistributed to former holders of Certificates or book-entry shares be delivered to Parent. Thereafter, any stockholders who have not yet surrendered their Certificates or book-entry shares shall thereafter look only to the Surviving Corporation or Parent for satisfaction of their claims for the Merger Consideration, without interest.

Representations and Warranties.

The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

In the Merger Agreement, the Company has made customary representations and warranties (qualified by reference to the Company’s SEC filings and the confidential disclosure letter (the “Company Disclosure Letter”) delivered by the Company to Parent and Purchaser concurrently with the execution and delivery by the Company of the Merger Agreement) to Parent and Purchaser with respect to, among other things:

•	the corporate organization and valid existence of the Company and its subsidiaries;

•	the capital structure of the Company and its subsidiaries;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	the absence of required consents, waivers, permits, orders, registrations, notices or filings with governmental authorities;

•	the absence of conflicts with the organizational documents of the Company, or applicable law;

•	the Company’s filings with the SEC;

•	the Company’s financial statements and internal controls;

•	the absence of certain changes or events by or involving the Company since January 1, 2018;

•	tax matters;

•	employment and employee benefits matters;

•	the absence of legal proceedings involving the Company and its subsidiaries;

•	compliance with applicable laws by the Company and its subsidiaries;

•	environmental matters;

•	material contracts of the Company and its subsidiaries;

•	real property matters;

•	intellectual property matters;

•	insurance coverage;

•	takeover laws;

•	brokers’ or finders’ fees;

•	the fairness opinion delivered to the Company by GCA Advisors, LLC, as financial advisor to the Company;

•	the absence of any stockholder rights plan, “poison pill,” or antitakeover plan;

•	the absence of related party transactions;

•	top customers and vendors of the Company;

•	international trade and anti-corruption compliance matters; and

•	the vote required to approve the Merger Agreement and the transactions contemplated thereby.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company (qualified by reference to the confidential disclosure letter delivered by Parent and Purchaser to the Company concurrently with the execution and delivery by Parent and Purchaser of the Merger Agreement) with respect to, among other things:

•	the corporate organization and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, or applicable law;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	the absence of required consents, waivers, permits, orders, registrations, notices or filings with governmental authorities;

•	the absence of legal proceedings involving Parent or its affiliates;

•	compliance with applicable laws by Parent and Purchaser;

•	the financing commitments and limited guarantees obtained by Parent in connection with the transactions contemplated by the Merger Agreement;

•	brokers’ or finders’ fees;

•	the capitalization of Purchaser;

•	the absence of Purchaser’s business activities or operations (other than in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement);

•	ownership of the Company’s common stock by Parent, Purchaser and their respective affiliates;

•	the Surviving Corporation’s solvency after giving effect to the transactions contemplated by the Merger Agreement; and

•	Parent’s independent investigation, review and analysis of the Company and its business.

None of the representations and warranties contained in the Merger Agreement will survive the consummation of the Merger. Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to the “knowledge” of certain employees of the Company, “materiality” or “Company Material Adverse Effect.”

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any fact, condition, circumstance, occurrence, effect, change, event, inaccuracy or development (each, an “Effect”), that (i) has had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole or (ii) prevents, materially delays, materially interferes with or materially impairs the ability of the Company to consummate the transactions contemplated by the Merger Agreement; provided that, in the case of the foregoing clause (i), no Effect related to, resulting from or arising out of any of the following, individually or in the aggregate, shall constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

•	any Effect affecting any industry in which any of the Company or of its subsidiaries operate;

•	any Effect affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area;

•	any Effect arising directly or indirectly from, or otherwise related to, changes in interest or currency exchange rates;

•	any failure by the Company or any of its subsidiaries to meet any projection or any other internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying causes of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein);

•	other than for purposes of certain representations or warranties of the Company, any Effect attributable to the public announcement, execution or delivery of the Merger Agreement or the pendency of the Offer or the Merger;

•	any action taken by any of the Company or any of its subsidiaries that is required by the Merger Agreement;

•	any claim arising out of or related to the Merger Agreement (including any stockholder litigation);

•	any change in supplier, employee, financing source, stockholder, regulatory, partner, customer, client or similar relationships resulting from the Merger Agreement;

•	any change that arises out of or relates to the identity of Parent or any of its affiliates as the acquirer of the Company;

•	any comments or other communications by Parent of its intentions with respect to the Surviving Corporation or the business of the Company;

•	any Effect affecting the market for commodities, including any change in the price or availability of commodities;

•	any change in the market price, credit rating or trading volume of Company Shares on NASDAQ or any change affecting the ratings or the ratings outlook for any of the Company or any of its subsidiaries (provided, that the underlying causes of any such change may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein);

•	any change (or any action taken to comply with any change) in applicable law, regulation or GAAP (or authoritative interpretation thereof);

•	geopolitical conditions, the outbreak or escalation of hostilities, declared or undeclared acts of war, cyber-attacks, sabotage or terrorism, epidemics or pandemics (including any escalation or general worsening of any of the foregoing) or national or international emergency in the United States or any other country or region of the world occurring after the date hereof;

•	the occurrence of natural disasters, force majeure events or weather conditions adverse to the business being carried on by the Company and its subsidiaries;

•	any claim made or brought by any of the current or former Company stockholders (on their own behalf or on behalf of the Company) against the Company or the Company Board, in connection with or arising out of the Offer, the Merger or the other transactions contemplated hereby, including the Schedule 14D-9;

•	any claim brought or threatened by stockholders of the Company (whether on behalf of the Company or otherwise) asserting allegations of breach of fiduciary duty relating to the Merger Agreement or violations of securities laws in connection with the tender offer documents; and

•	any action taken or refrained from being taken pursuant to, in accordance with, expressly contemplated by or expressly required by the Company disclosure schedules.

provided that, with respect to the first, second, third, eleventh, thirteenth, fourteenth and fifteenth bullets above, only to the extent such Effect does not adversely affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industry in which the Company and its subsidiaries operate.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to the “knowledge” of certain employees of Parent, “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect that, has or would reasonably be expected to have a material and adverse effect on the ability of Parent or Purchaser to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Purchaser’s consummation of, the transactions contemplated by the Merger Agreement.

Conduct of the Business of the Company.

The Merger Agreement provides that from the date of the signing of the Merger Agreement until the Effective Time, the Company will, and will cause each of its subsidiaries to, use commercially reasonable efforts to:

•	maintain its existence in good standing under the laws of its incorporation or formation;

•	conduct its businesses in the ordinary course of business consistent with past practice;

•	preserve intact its assets, properties, contracts or other legally binding understandings, licenses and business organizations in all material respects;

•	keep available the services of its current officers and key employees in all material respects; and

•	preserve the current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other persons with which the any of the Company or any of its subsidiaries have business relations.

The Company has also agreed that, except (x) as expressly permitted, contemplated or required by the Merger Agreement, for matters set forth in the Company Disclosure Letter or as required by a governmental authority or applicable law, or (y) with prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period between the date of the Merger Agreement and the Effective Time, the Company will not, and will not permit any of its subsidiaries to do any of the following:

•	declare, set aside or pay any dividend, or make any other distributions;

•	amend any of its organizational documents, except as may be required by law or the applicable rules and regulations of the SEC or NASDAQ;

•	except as permitted by the fifth bullet point below, split, adjust, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•	directly or indirectly repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, any of the Company or any of its subsidiaries or any securities of any of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, any of the Company or any of its subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company options outstanding as of the date of the Merger Agreement in order to pay the exercise price thereof in accordance with their terms as of the date of the Merger Agreement, (B) the withholding of Company Shares to satisfy tax obligations with respect to the exercise, vesting or settlement of Company equity awards outstanding as of the date of the Merger Agreement in accordance with their terms and (C) the acquisition by the Company of Company equity awards outstanding as of the date of the Merger Agreement in connection with the forfeiture of such awards in accordance with their terms as of the date of the Merger Agreement;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (except certain permitted liens), any equity securities, in each case, except for the issuance or grant of Company Shares pursuant to the exercise of Company options or the settlement of Company PSUs and Company RSUs outstanding as of the date of the Merger Agreement in accordance with their terms as of the date of the Merger Agreement;

•	adopt a stockholder rights agreement or issue rights to purchase Company Shares or shares of Company preferred stock pursuant to a stockholder rights agreement;

•	except as required by the terms of any Company benefit plan in effect on the date of the Merger Agreement and made available to Parent: (A) other than merit- or promotion-based increases in base salary or wage rate or target incentive cash compensation of Company personnel with annual base compensation of less than $200,000 made in the ordinary course of business, increase the compensation or benefits payable or to become payable to any Company personnel (it being understood that payment of bonuses and other incentive compensation as required under the terms of Company benefit plans existing on the date of the Merger Agreement shall not be considered to be an increase in compensation or benefits payable) or grant any bonus, severance, change in control payment, transaction bonus, deferred compensation, or similar compensation or benefit, or other direct or indirect compensation, or grant any equity or equity-based awards, in each case, to any Company personnel; (B) establish, adopt, enter into, amend in any material respect or terminate any material Company benefit plan, including any severance arrangements (or any plan or agreement that would be a material Company benefit plan if in existence on the date of the Merger Agreement); (C) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits to any Company personnel or under any Company benefit plan; (D) or hire or promote any person for employment with the Company or any of its subsidiaries (i) at the level of vice president or above or (ii) Company personnel with annual base compensation above $200,000 (provided, that the Company and its subsidiaries may hire any person for employment (including by means of internal promotion) at the level of vice president or above to fill any currently existing vice president or above position that is vacant as of the date of the Merger Agreement or that becomes vacant after the date of the Merger Agreement);

•	effectuate a “plant closing” or “mass layoff” (each as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any other similar foreign, state or local law);

•	make any material change in financial accounting methods, principles or practices, except to the extent as may have been required by a change in applicable law or GAAP or by any governmental authority (including the SEC or the Public Company Accounting Oversight Board);

•	make any acquisition of a business (including by merger, consolidation or acquisition of stock or assets);

•	subject to the eighteenth bullet point below, acquire, sell, lease, transfer, assign, guarantee, exchange, mortgage, pledge or otherwise encumber any assets, securities, properties or interests (in each case, except certain permitted liens), other than (A) with value or purchase price of less than $250,000, individually, or $500,000 in the aggregate, (B) the acquisition of patent rights with a purchase price of less than $25,000,000 in the aggregate or (C) any acquisition, sale, lease, assignment or transfer of products or services in the ordinary course of business;

•	(A) incur, assume or otherwise become liable for any indebtedness, except for: (1) the incurrence of additional indebtedness for borrowed money not to exceed $1,000,000; (2) indebtedness for borrowed money as reasonably necessary to finance any capital expenditures permitted under the fourteenth bullet point below; (3) indebtedness in replacement of existing indebtedness; (4) guarantees by the Company of existing indebtedness of any wholly owned subsidiary, (5) guarantees and other credit support by the Company of obligations of any subsidiary or (6) borrowings under certain existing facilities (or replacements thereof on comparable terms) in the ordinary course of business consistent with past practice and not exceeding $1,000,000 in the aggregate for the benefit of the Company or any of its subsidiaries; or (B) guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except with respect to obligations of direct or indirect wholly owned subsidiaries of the Company and except for any indemnification and advancement obligations under the organizational documents of any subsidiary or indemnification agreements with the Company or any of its subsidiaries;

•	make any loans, advances or capital contributions to, or investments in, any other person, except for (A) extensions of credit to customers in the ordinary course of business; (B) advancement obligations under the organizational documents of any subsidiary or indemnification agreements with the Company or any of its subsidiaries; and (C) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned subsidiaries of the Company;

•	subject to the tenth bullet point above, make any capital expenditure, except for capital expenditures (A) in the ordinary course of business; (B) in accordance with a schedule set forth in the Company Disclosure Letter; (C) with respect to intellectual property as permitted pursuant to the eleventh bullet point above or (D) with respect to any other capital expenditure not addressed by the foregoing, not to exceed $500,000, individually, or $1,000,000, in the aggregate;

•	enter into, modify or amend in any material respect, waive any material right under or terminate any (A) contract (other than a material contract) that if so entered into, modified, amended, waived or terminated would reasonably be expected to have a Company Material Adverse Effect; or (B) material contract, in each case, other than in the ordinary course of business;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

•	waive, release, assign, settle or compromise any material claim against any of the Company or any of its subsidiaries, except for waivers, releases, assignments, settlements or compromises with respect to the payment of monetary damages for which the amount of monetary damages to be paid by the Company or any of its subsidiaries does not exceed (I) the amount with respect thereto reflected on the relevant financial statements of the Company (including the notes thereto) or (II) $100,000, individually, or $250,000, in the aggregate, in each case, in excess of the proceeds received or reasonably expected to be received from any insurance policies;

•

sell, assign, grant any license, sublicense, transfer or covenant not to sue with respect to any material intellectual property, or abandon, dispose of or permit to lapse or expire any registered Company intellectual property other than (A) the grant of any non-exclusive license, sublicense, release or covenant not to sue with respect to intellectual property to customers (including “members” of the Company) in the ordinary course of business; and (B) the abandonment of patent assets in the ordinary course of business (provided that the Company will not affirmatively abandon any patent assets that are material to its business) and the expiration of registered intellectual property at the end of its maximum statutory term;

•	(A) make or change any material tax election, (B) file any amended tax return, (C) settle, consent to or compromise any material tax claim or assessment or surrender a right to a material tax refund, (D) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes, (E) fail to pay any taxes as they become due and payable (including estimated taxes), (F) incur any liability for taxes outside the ordinary course of business, (G) adopt or change any tax accounting method or (H) enter into a closing agreement with any governmental authority regarding any material tax;

•	maintain its insurance policies at materially less than current levels or otherwise in a manner materially inconsistent with past practice;

•	engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

•	grant any material refunds, credits, rebates or other allowances to any customer other than in the ordinary course;

•	enter into any collective bargaining agreement or agreement to form a work council or other contract with any employee representative; or

•	enter into any contract, authorize any of the Company or any of its subsidiaries, to agree or otherwise commit to do any of the foregoing.

No Solicitation.

After the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, the Company and its subsidiaries will not (and the Company will cause its and their respective representatives not to):

•	directly or indirectly solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, or facilitate any Company Takeover Proposal (as defined below) or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	participate or engage in any discussions or negotiations with any third party regarding a Company Takeover Proposal, or furnish to any such third party, any nonpublic information relating to the Company or any of its subsidiaries with respect to any Company Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, or afford to any such third party access to the business, properties, assets, books, records or other nonpublic information, or to any personnel, of the Company or any of its subsidiaries with the intent to induce the making, submission or announcement of a Company Takeover Proposal; or

•	enter into any Company Acquisition Agreement (as defined below).

provided, however, that (A) ministerial acts, such as answering unsolicited phone calls, shall not be deemed to “facilitate” for purposes of, or otherwise to constitute a breach of, the foregoing restrictions, and (B) the Company and its subsidiaries and their respective representatives shall be permitted to (1) inform any such third party of the foregoing restrictions or (2) ascertain the facts or clarify the terms and conditions of any such Company Takeover Proposal or any such inquiry or proposal by contacting the third party making such inquiry, proposal or offer solely for such purpose.

As of the date of the Merger Agreement, the Company agreed to immediately (i) cease all existing solicitations, discussions or negotiations with any third party conducted prior to the date of the Merger

Agreement with respect to any Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished and (iii) promptly terminate all physical and electronic data room access previously granted to any such third party or its representatives.

The Company has agreed that any material breach of the non-solicitation provisions of the Merger Agreement by any of its representatives, to the extent acting on behalf of the Company, that, if taken by the Company, would be a breach of the non-solicitation provisions of the Merger Agreement, will be deemed to be a breach of the non-solicitation provisions of the Merger Agreement by the Company.

Notwithstanding the restrictions described above, at any time prior to the Offer Closing, in response to the receipt by the Company of a bona fide written Company Takeover Proposal made after the date of the Merger Agreement that did not result from a breach of the non-solicitation restrictions set forth in the Merger Agreement and the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or could reasonably be expected to lead to, a Superior Company Proposal (as defined below), the Company and its representatives may (i) furnish information with respect to the Company or any of its subsidiaries to the third party making such Company Takeover Proposal (and such third party’s representatives) pursuant to an Acceptable Confidentiality Agreement (as defined below), provided that all such information has previously been provided to Parent or its representatives or is provided to Parent or its representatives prior to or promptly after (and in any event within twenty-four (24) hours) the provision of such information to such third party, and (ii) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms and such Company Acquisition Agreement with the third party making such Company Takeover Proposal (and such third party’s representatives).

Notwithstanding anything to the contrary in the Merger Agreement, the Company may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement solely to the extent necessary to allow a Company Takeover Proposal to be made to the Company or the Company Board (or any committee thereof), and the parties to the Merger Agreement have agreed that, by execution of the Merger Agreement, the Company is deemed to have waived, as of immediately prior to the execution and delivery of the Merger Agreement, any provision in any such agreement solely to the extent necessary to allow an applicable counterparty to convey a Company Takeover Proposal to the Company or the Company Board (or any committee thereof).

The Company has agreed that it will reasonably promptly (and in any event within twenty-four (24) hours) following receipt by the Company or, to the knowledge of the Company, its representatives, of any Company Takeover Proposal from a third party, provide Parent notice in writing of (i) the receipt of any Company Takeover Proposal; (ii) the identity of the third party making such Company Takeover Proposal; (iii) a copy of any such Company Takeover Proposal made in writing and any other written terms and proposals provided (including financing commitments) to the Company and its representatives; and (iv) a written summary of material terms and conditions of any such Company Takeover Proposal not made in writing. The Company shall keep Parent reasonably informed in all material respects on a reasonably prompt basis of the material terms and status of discussions or negotiations with respect to, and supplementally provide any change to the material terms of, any such Company Takeover Proposal (including as required by this paragraph) and any amendments thereto.

The Company Board’s Recommendation.

Subject to the provisions described below, the Company Board agreed to recommend that the holders of Company Shares tender their Company Shares to Purchaser pursuant to the Offer.

Except as permitted by the next paragraph, the Company Board will not (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve, endorse, recommend or otherwise declare advisable, or propose publicly to adopt, approve, endorse, recommend or otherwise declare advisable, any Company Takeover Proposal, (iii) fail to include the Company Board Recommendation in the Schedule 14D-9, (iv) fail to publicly reaffirm the Company Board Recommendation within ten (10) business days after Parent so requests in writing following any public disclosure of a Company Takeover Proposal, or (v) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender offer or exchange offer (except for a recommendation against any such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (any action in the foregoing clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”). Except as set forth in the paragraph below and any Acceptable Confidentiality Agreement, the Company Board shall not authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon or terminate the Merger Agreement (a “Company Acquisition Agreement”).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the time of acceptance for payment of the aggregate Offer Price for all Company Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”), in response to the Company’s receipt of a Superior Company Proposal from any third party, the Company Board may make a Company Adverse Recommendation Change or terminate the Merger Agreement to enter into a Company Acquisition Agreement with respect to such Superior Company Proposal, in each case, (x) if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that the failure to make a Company Adverse Recommendation Change or to terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Superior Company Proposal, as applicable, would be inconsistent with the Company Board’s fiduciary duties under applicable law and (y) such Superior Company Proposal did not result from a material breach of the non-solicitation provisions described above; provided, however, that the Company Board may not make such a Company Adverse Recommendation Change or so terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Superior Company Proposal unless:

•	the Company Board has delivered to Parent prior written notice at least four (4) business days (or two (2) business days with respect to a “new written notice” delivered pursuant to this paragraph) in advance that the Company Board is prepared to make a Company Adverse Recommendation Change or to terminate the Merger Agreement in order to enter into an alternative acquisition agreement with respect to such Superior Company Proposal (a “Recommendation Change Notice”), which Recommendation Change Notice shall state (A) that the Company has received a bona fide Company Takeover Proposal that has not been withdrawn and that the Company Board (or a committee thereof) has concluded in good faith (after consultation with the Company’s outside legal counsel and financial advisor) constitutes a Superior Company Proposal; (B) to the extent not previously provided, the material terms of such Company Takeover Proposal, the identity of the third party making such Company Takeover Proposal and a copy of such Company Takeover Proposal made in writing and any other written terms and proposals provided (including financing commitments) to the Company and its representatives; and (C) that the Company Board (or a committee thereof) intends to effect a Company Adverse Recommendation Change or terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Superior Company Proposal absent revisions to the terms and conditions of the Merger Agreement, which notice will specify the basis for such Company Adverse Recommendation Change or termination; and

•

if requested by Parent, during the four (4) business day period (or two (2) business day period with respect to a “new written notice” delivered pursuant to this paragraph) after delivery of the Recommendation Change Notice, the Company and its representatives negotiate in good faith with Parent and its representatives regarding any revisions to the Merger Agreement committed to in writing by Parent so that such Company Takeover Proposal would cease to constitute a Superior Company Proposal; provided, however, that, if any material revisions are made to any such Superior Company Proposal, the Company Board shall promptly (but in no event more than twenty-four (24) hours) provide a new written notice notifying Parent of such revisions in writing and comply with the requirements of this paragraph with respect to such new written notice, it being understood that the two (2) business day period referenced in this bullet point shall apply to any such new written notices.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Offer Acceptance Time, in response to a Company Intervening Event (as defined below), the Company Board may make a Company Adverse Recommendation Change if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change unless the Company Board has delivered to Parent a Recommendation Change Notice identifying such Company Intervening Event and, if requested by Parent, during the four (4) business day period after delivery of the Recommendation Change Notice, the Company and its representatives negotiate in good faith with Parent and its representatives regarding any revisions to the Merger Agreement committed to in writing by Parent so that such Company Intervening Event no longer necessitates a Company Adverse Recommendation Change.

Nothing in the foregoing restrictions shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good-faith judgment of the Company Board (after consultation with the Company’s outside legal counsel) failure to do so would be inconsistent with its obligations under applicable law, it being understood that any such disclosure made by the Company Board (or a committee thereof) pursuant to this paragraph will not otherwise limit or affect the obligations of the Company or the Company Board (or a committee thereof) or the rights of Parent described in “No Solicitation” above and in this paragraph, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Adverse Recommendation Change other than in accordance with the Merger Agreement. For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto shall not be deemed a Company Adverse Recommendation Change.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement with the Company that contains customary confidentiality, use, standstill and other provisions that, in each case, are not less favorable to the Company in any material respect than such corresponding terms in the letter agreement, dated as of January 9, 2018, between the Company and HGGC, LLC (the “Confidentiality Agreement”) it being understood that such confidentiality agreement need not prohibit the making of private proposals to the Company Board.

“Company Takeover Proposal” means any proposal or offer (whether or not in writing) from any third party, with respect to any (A) merger, consolidation, share exchange, other business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company, (B) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary or otherwise) of any business or assets of the Company and its subsidiaries representing 25% or more of the consolidated revenues, net income or assets of the Company or any of its subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any third party of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of the Company, (D) transaction (including any tender offer or exchange offer) in which any third party would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of any class of capital stock of the Company or (E) any combination of the foregoing (in each case, other than the Offer, the Merger or the other transactions contemplated by the Merger Agreement).

“Superior Company Proposal” means a bona fide written Company Takeover Proposal made by a third party (provided, that, for purposes of this definition, references in the definition of Company Takeover Proposal to “25% or more” shall be deemed references to “more than 50%”), which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood and timing of closing and whether such Company Takeover Proposal is fully financed), the identity of the person making the proposal and such other factors that are deemed relevant by the Company Board, is reasonably likely to be consummated in accordance with its terms, and if consummated, would be more favorable to the Company stockholders (in their capacity as such) than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (after taking into account any proposed revisions to the terms of the Merger Agreement that are committed to in writing by Parent).

“Company Intervening Event” means any Effect that (A) is unknown to or by the Company Board as of the date of the Merger Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date of the Merger Agreement) and becomes known to or by the Company Board prior to the Offer Closing and (B) does not relate to (x) any Company Takeover Proposal or (y) the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price, credit rating or trading volume of Company Shares on NASDAQ or any change affecting the ratings or the ratings outlook for any of the Company or any of its subsidiaries; provided, that, in the case of clause (y), the underlying reasons for such events or changes may constitute a Company Intervening Event under the foregoing clause (A).

Parent Financing.

Parent and Purchaser have agreed to use reasonable best efforts to obtain the Financing on the terms and subject only to the conditions described in the Equity Commitment Letter and Debt Commitment Letter (together, the “Commitment Letters”), including:

(i) maintaining in effect the Commitment Letters and complying with all of their respective obligations thereunder;

(ii) negotiating, entering into and delivering definitive agreements with respect to the Financing reflecting the terms contained in the Commitment Letters;

(iii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to Parent and its affiliates;

(iv) causing the Debt Commitment Parties to fund the Debt Financing on the Offer Closing to the extent the conditions precedent to the Debt Financing have been satisfied;

(v) enforcing its rights under the Commitment Letters;

(vi) not taking any action that would reasonably be expected to result in a failure of any of the conditions contained in the Commitment Letters or in any definitive agreement related to the financing; and

(vii) not objecting to the utilization of any “market flex” provisions by the Debt Commitment Parties in respect of the Debt Financing.

Purchaser will promptly notify the Company in the event any portion of the Debt Financing becomes unavailable and use its reasonable best efforts to obtain, as promptly as practicable, substitute financing in an amount sufficient to enable Parent to consummate the Offer, the Merger and the other transactions contemplated thereby, provided that such substitute financing will not have any of the effects described in clauses (1) through (3) in the below paragraph.

Parent and Purchaser have the right to amend, restate, substitute, supplement or otherwise modify, or waive any of its rights under, the Commitment Letters. However, without the prior written consent of the Company, no such amendment, replacement, supplement, modification or waiver will (1) reduce the aggregate amount of the Financing to be funded on the date of closing (2) add conditions precedent to the Financing or expand, amend or modify any existing conditions precedent to the Financing in a manner that would reasonably be expected to prevent, impede or delay the funding of the Financing or (3) otherwise expand, amend, modify or waive any provision of the Commitment Letters in a manner that in any such case would reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Offer Closing, (B) adversely impact the ability of Parent to enforce its rights against the parties to the Financing or any other parties to the Commitment Letters or the definitive agreements with respect thereto or (C) adversely affect the ability of Parent to enforce its rights against the other parties to the Commitment Letters or timely consummate the Offer, the Merger and the other transactions contemplated thereby.

Parent will keep the Company reasonably informed of the status of its efforts to arrange and obtain the Financing, including notifying the Company promptly if at any time prior to the date of closing: (i) any Commitment Letter expires or is terminated for any reason, (ii) Parent obtains knowledge of any material breach or default by any party to any Commitment Letter or any definitive document related to the Financing, (iii) Parent receives any written communication from any person providing a Commitment Letter with respect to any (1) actual, potential or threatened breach, default, termination or repudiation by any party to the Commitment Letters with respect to a material provision of the Commitment Letters or (2) a material dispute or disagreement between or among any parties to the Commitment Letters with respect to the obligation to fund the Financing or the amount of the Financing to be funded upon the consummation of the Offer and at the closing of the Merger, (iv) any party to the Financing refuses to provide or expresses an intent to refuse to provide all or any portion of the Financing contemplated by the Commitment Letters on the terms set forth therein or (v) there occurs any event or development that could reasonably be expected to adversely impact the ability of Parent to obtain all, or any portion of, the Financing contemplated by the Commitment Letters on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or the definitive documents related to the Financing, or if at any time for any other reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or the definitive documents related to the Financing.

Financing Cooperation.

The Company will use its reasonable best efforts to cooperate with Parent as reasonably requested by Parent in connection with Parent’s arrangement of the Financing, including its reasonable best efforts to:

•	make appropriate officers reasonably available, with appropriate advance notice and at times and locations reasonably acceptable to the Company, for participation in a reasonable number of bank meetings, lender conference calls, sessions with rating agencies and due diligence sessions, and provide reasonable assistance in the preparation of confidential information memoranda and similar customary documents,

•	as may be reasonably requested by Parent or any party to the Financing, in each case, with respect to information relating to the Company and its subsidiaries in connection with customary marketing efforts of Parent for all or any portion of the Debt Financing,

•	assist with the timely preparation of appropriate and customary materials relating to the Company and its subsidiaries for rating agency presentations, offering documents, lender presentations, bank information memoranda (including public-side versions thereof) and similar documents,

•	reasonably required in connection with the Debt Financing, in each case, with respect to information relating to the Company and its subsidiaries,

•	cooperate reasonably with any marketing efforts of Parent and the Debt Commitment Parties, cooperate reasonably with the Debt Commitment Parties’ due diligence to the extent customary and reasonable, and reasonably assist Parent and Purchaser in obtaining corporate and facilities ratings in connection with the Debt Financing,

•	provide all information reasonably requested by Parent or Purchaser and the Debt Commitment Parties regarding the Company and its subsidiaries under applicable “know your customer”, anti-money laundering rules and regulations and the USA PATRIOT Act of 2001,

•	provide reasonable and customary authorization and management representation letters (which shall in each case include a customary “Rule 10b-5” representation relating to information contained in the relevant marketing materials relating to the Company and its subsidiaries) to the Debt Commitment Parties authorizing the distribution of information relating to the Company and its subsidiaries to prospective lenders subject to customary confidentiality provisions,

•	assist with the preparation of any credit agreements, guarantees, pledges and security documents or other definitive financing documents (in each case, including schedules thereto) and other certificates and documents as may be reasonably requested by Parent or Purchaser (provided that no obligation of the Company or any subsidiary under any such document or agreement shall be effective until the Offer Closing),

•	take all corporate actions (including executing definitive financing documents, guarantees, collateral documents and other customary certificates and documents) reasonably necessary to permit the consummation of the Debt Financing and the granting and perfection of a security interest in collateral with respect thereto (it being understood and agreed that no such action will take effect prior to the Offer Closing),

•	facilitate the pledging of collateral owned by the Company and its subsidiaries as reasonably requested by Parent (provided that no pledge shall be effective until the Offer Closing) and

•	ensure that any syndication efforts benefit from the Company’s existing lending and investment banking relationships.

Notwithstanding the foregoing, nothing in the Merger Agreement will require any such cooperation to the extent it would:

•	require the Company or any of its subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Offer Closing (other than in connection with customary authorization and management representation letters referred to above),

•	unreasonably interfere with the ongoing business or operations of the Company or any of its subsidiaries,

•	require the Company or any of its subsidiaries to enter into or approve any agreement or other documentation effective prior to the Offer Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Offer Closing (other than in connection with customary authorization and management representation letters referred to above),

•	require the Company, any of its subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing,

•	require any action that would conflict with or violate the organizational documents of the Company or its subsidiaries or any laws, orders or the contracts governing the existing indebtedness of the Company or its subsidiaries or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which the Company or any of its subsidiaries is a party,

•	cause any representation or warranty or covenant in the Merger Agreement to be breached by the Company or any of its subsidiaries,

•	cause any director, officer, employee or stockholder of the Company or any of its subsidiaries to incur any personal liability,

•	provide access to or disclose information that would jeopardize any attorney-client privilege of the Company or any of its subsidiaries or

•	prepare separate financial statements for any subsidiary of the Company or change any fiscal period or prepare or provide any financial statements or information that are not reasonably available to it.

Parent will be responsible for all fees and expenses related to the Financing and shall promptly reimburse upon request of the Company, all reasonable and documented out-of-pocket costs and expenses (including reasonable fees and expenses of counsel) incurred by the Company or its subsidiaries in connection with the above financing cooperation. In addition, Parent will indemnify and hold harmless the Company, its subsidiaries and their respective representatives against any liabilities incurred as a result of, or in connection with, the above financing cooperation.

Efforts to Close the Transaction; Regulatory Undertakings.

Each of Parent, Purchaser and the Company have agreed to take, or cause to be taken, all actions and to do, or cause to be done and assist and cooperate with the other parties in doing, all things necessary to cause the Offer Conditions and the Closing Conditions to be satisfied as promptly as reasonably practicable and to effect the Offer Closing as promptly as reasonably practicable, including (i) making and cooperating with all necessary filings with governmental authorities including but not limited to certain insurance-related regulatory filings, (ii) requesting early termination of the waiting period under the HSR Act applicable to the Offer and the Merger and obtaining the HSR Clearance and all other consents of governmental authorities that are necessary to consummate the Offer or the Merger as promptly as reasonably practicable and (iii) executing and delivering any additional instruments that are necessary to consummate the Offer and the Merger. Parent has agreed to pay all of the fees, costs and expenses (except for the fees, costs and expenses of the Company’s advisors), including any filing fees, associated with any filings or consents contemplated by this paragraph.

In addition, each of the Company and Parent have agreed to, among other things, (i) file or cause to be filed with the Department of Justice and the Federal Trade Commission, in consultation and cooperation with the other, as promptly as practicable after the date of the Merger Agreement and, in any event, no later than ten (10) business days after the date of the Merger Agreement, an appropriate Notification and Report Form pursuant to the HSR Act relating to the Offer and the Merger, (ii) make or cause to be made, in consultation and cooperation with the other, as promptly as practicable after the date of the Merger Agreement and, in any event, no later than ten (10) business days after the date of the Merger Agreement, all other necessary, proper or advisable filings under any antitrust law with respect to the Offer or the Merger, (iii) make or cause to be made, as promptly as practicable after the date of the Merger Agreement, all other necessary Filings with other governmental authorities relating to the Offer or the Merger, and (iv) furnish to the other all assistance, cooperation and information reasonably required for any such filing and in order to achieve the effects set forth in this paragraph.

Notwithstanding anything to the contrary in the Merger Agreement, in no event will Parent or Purchaser be obligated pursuant to the Merger Agreement to, and the Company will not (and will cause its subsidiaries not to)

without the prior written consent of Parent, sell, divest, license or hold separate any capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or to take or commit to take any action, unless the consummation or such transaction or effectiveness of such action is conditioned upon the closing of the Merger.

The parties to the Merger Agreement will not, and will cause their respective affiliates not to, take any action, including acquiring any asset, property, business or person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to adversely affect obtaining or making any consent or filing contemplated by the preceding paragraphs or the timely receipt thereof. In furtherance of and without limiting any of Parent’s covenants and agreements described in the preceding paragraphs, if and to the extent necessary to obtain clearance of the transactions contemplated by the Merger Agreement pursuant to the HSR Act and any other antitrust law applicable to the transactions contemplated by the Merger Agreement, Parent will take all actions necessary, proper or advisable to avoid or eliminate each and every impediment that may be asserted by a governmental authority with respect to the Offer or the Merger, including pursuant to any antitrust law, so as to enable the closing to occur as soon as reasonably possible (and in each case, sufficiently before 5:00 p.m. Eastern time on October 30, 2018 (the “End Date”) in order to allow closing of the Merger by the End Date), which actions shall include the following:

•	defending through litigation on the merits, including appeals, any claim asserted in any court or other proceeding by any person, including any governmental authority, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the closing of the Merger;

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its affiliates or the Company or any of its subsidiaries, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

•	agreeing to any limitation regarding future operations of Parent or its affiliates, on the one hand, and the Company or any of its subsidiaries on the other hand; and

•	agreeing to take any other action as may be required by a governmental authority in order to effect each of the following: (A) obtaining the HSR Clearance and any other consent of a governmental authority under any antitrust law that is necessary, appropriate or advisable to consummate the Offer or the Merger, in each case, as soon as possible and in any event before the End Date; (B) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing on or before the End Date; and (C) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

Employee Benefits.

From the Effective Time until the first anniversary of the date of closing of the Merger, Parent will, or will cause the Surviving Corporation or any of Parent’s subsidiaries to, provide each Company employee who remains an employee of the Company or the Surviving Corporation, or any of their respective subsidiaries or affiliates (each, a “Continuing Employee”), with (i) base salary (or wage rate, as the case may be) and annual cash incentive compensation opportunities that are substantially comparable in the aggregate to those provided immediately prior to the Effective Time, and (ii) defined contribution and health and welfare benefit plans that are substantially comparable in the aggregate (including with respect to the proportion of employee cost) to the defined contribution and health and welfare benefit plans provided to such Continuing Employees immediately prior to the Effective Time. In addition, Parent will, or will cause the Surviving Corporation or any of Parent’s subsidiaries to, recognize the Continuing Employees’ service with the Company and any of its subsidiaries and their respective predecessor entities for purposes of eligibility and vesting under any employee benefit plans maintained by Parent, the Surviving Corporation, or their respective subsidiaries in which Continuing Employees are eligible to participate after the Effective Time (the “Post-Closing Plans”) to the same extent such service was recognized under a comparable employee benefit plan maintained by the Company and its subsidiaries prior to the Effective Time (but not to the extent that such service would result in a duplication of benefits with respect to the same period of service).

With respect to each Post-Closing Plan that is a health benefit plan which replaces coverage under a comparable employee benefit plan maintained by the Company and its subsidiaries prior to the Effective Time, Parent will, or will cause the Surviving Corporation or any of Parent’s subsidiaries to, use commercially reasonable efforts to:

•	waive all limitations as to preexisting condition exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee to the extent waived or satisfied under the comparable Company benefit plan in which such Continuing Employee participated immediately prior to the Effective Time,

•	provide that Continuing Employees will be immediately eligible to participate in any such Post-Closing Plan, without any waiting period, to the extent such Continuing Employee was eligible to participate in the comparable Company benefit plan immediately prior to the Effective Time, and

•	credit each Continuing Employee any applicable amounts paid or eligible expenses incurred (whether in the nature of co-payments or coinsurance amounts, amounts applied toward deductibles or other out-of-pocket expenses) by such Continuing Employee (and his or her covered dependents) under the terms of the Company benefit plan toward satisfying any applicable deductible, co-payment or out-of-pocket requirements under the applicable Post-Closing Plan that replaces such Company benefit plan for the plan year in which the Effective Time occurs.

Parent will, or will cause the Surviving Corporation or a subsidiary of Parent to, assume the liability for accrued vacation and paid time off to which Continuing Employees are entitled under the accrued vacation and paid time off policies of the Company or its subsidiaries as of immediately prior to the Effective Time and permit such employees to use their accrued vacation and paid time off in accordance with the practice and policies of the Surviving Corporation.

The foregoing provisions of the Merger Agreement are solely for the benefit of the parties to the Merger Agreement, and no such provision is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan of the Company or its subsidiaries or any other benefit or compensation plan, program, contract, policy, or arrangement, or prohibit or limit the ability of Parent, the Surviving Corporation, or any of their affiliates (including, following the closing of the Merger, the Company and its subsidiaries) from amending, modifying, or terminating any benefit or compensation plan, program, contract, policy, or arrangement sponsored or maintained by any of them; and no Continuing Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Merger Agreement or have the right to enforce the provisions of the Merger Agreement including in respect of continued employment (or resumed employment). Nothing in the Merger Agreement shall alter the at-will employment relationship of any Continuing Employee or guarantee any right to employment for any period of time for any person.

Indemnification of Officers and Directors.

The Merger Agreement provides that Parent and the Surviving Corporation will indemnify and hold harmless for a period of six (6) years commencing at the Effective Time each present or former director or officer of the Company or any of its subsidiaries against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, arising out of or pertaining to the fact that the indemnified party is or was a director or officer of any of the Company or any of its subsidiaries or is or was serving at the request of any of the Company or any of its subsidiaries as a director or officer, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any claim regarding the foregoing, each indemnified party will be entitled to advancement of expenses incurred in the defense of any such claim from Parent within ten (10) business days after receipt by Parent from the indemnified party of a request therefor, subject to certain additional requirements and qualifications set forth in the Merger Agreement. Parent has agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing at the date of the Merger Agreement or in favor of the current or former directors, officers or employees of the Company and its subsidiaries as provided in their respective organizational documents and any other indemnification or other similar agreements of the Company or its subsidiaries, in each case, as in effect on the date of the Merger Agreement and made available to Parent, will continue in full force and effect in accordance with their terms, following the Effective Time, and Parent will, following the Effective Time, cause the Surviving Corporation and the Company subsidiaries to perform their respective obligations thereunder, unless any such amendment, repeal or modification is required by applicable law.

The Merger Agreement also provides that, for a period of six (6) years from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company, except that in no event shall the Surviving Corporation be required to pay, in the aggregate, with respect to such insurance policies, more than 300% of the aggregate annual premium of the most recent annual premium paid by the Company prior to the date of the Merger Agreement (the “Maximum Amount”). Alternatively, prior to the Closing Date, the Company may, at its option and in consultation with Parent, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company for a period of not less than six (6) years after the Closing Date. The aggregate cost of any such tail insurance will not exceed the Maximum Amount.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to notification of certain events, accounting methodologies, public announcements, access to information, transaction litigation, confidentiality, fees, costs and expenses, the operations of Purchaser, delisting and deregistration of the Company Shares and takeover laws.

Termination of the Merger Agreement.

The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned prior to the Offer Acceptance Time:

•	by mutual written agreement of Parent and the Company;

•	by either Parent or the Company:

(a) if the Offer Acceptance Time has not occurred on or before 5:00 p.m. Eastern time on the End Date (the event described in this prong (a), the “End Date Termination Event”); provided,

however, that neither the Company nor Parent may terminate the Merger Agreement pursuant to this prong (a) if such party (or, in the case of Parent, Purchaser) is in breach of the Merger Agreement and such breach has been the primary cause of or primarily resulted in the failure of the Offer Acceptance Time to occur by the End Date;

(b) if the Restraint Condition is not satisfied or the Closing Condition relating to no governmental authority having enacted, issued, promulgated, enforced or entered any order or law which remains in effect at the closing, which has, or would have, the effect of (i) making the transaction contemplated by the Merger Agreement illegal, (ii) otherwise restraining enjoining or prohibiting consummation of such transaction or (iii) causing the transaction contemplated to be consummated at the closing to be rescinded following completion thereof is not satisfied, and the applicable legal restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, that neither the Company nor Parent may terminate the Merger Agreement pursuant to this prong (b) if such party (or, in the case of Parent, Purchaser) is in breach of the Merger Agreement and such breach has been the primary cause of or primarily resulted in such conditions not to have been satisfied at or prior to 5:00 p.m. Eastern time on the End Date; or

(c) if the Offer shall have earlier (A) expired (after giving effect to any extensions thereof in accordance with the Merger Agreement) or (B) been terminated, in each case, in accordance with the terms of the Merger Agreement and the Offer Acceptance Time shall not have occurred solely as a result the Minimum Tender Condition not being satisfied (the events described in this prong (c), the “Expiration or Termination Event”); provided, however, that neither the Company nor Parent may terminate the Merger Agreement pursuant to this prong (c) if such party (or, in the case of Parent, Purchaser) is in breach of the Merger Agreement and such breach has been the primary cause of or primarily resulted in the Minimum Tender Condition not being satisfied.

•	by Parent:

(a) if the Company Board makes a Company Adverse Recommendation Change; or

(b) if the Company breaches any of its respective covenants, agreements, representations or warranties in the Merger Agreement, which breach (A) would reasonably be expected to prevent the satisfaction of the Offer Conditions related to the Company’s compliance with its covenants, agreements, representations or warranties in the Merger Agreement, and (B) either (1) such breach is not capable of being cured by the Company by the End Date or (2) if capable of being cured by the Company by the End Date, Parent has delivered to the Company written notice of such breach and such breach is not cured by the Company by the earlier of (x) the End Date and (y) the date that is thirty days after delivery of such notice; provided, however, that Parent shall not have the right to terminate the Merger Agreement under this prong (b) if Parent is then in material breach of any of its covenants, agreements, representations or warranties in the Merger Agreement such that the Company would be entitled to terminate the Merger Agreement pursuant to a Parent or Purchaser Breach Termination Event (the events described in this prong (b), the “Company Breach Termination Event”).

•	by the Company:

(a) if (A) the Company has received a Superior Company Proposal; (B) subject to the Company’s obligations under the Merger Agreement applicable to a Superior Company Proposal, the Company Board (or a committee thereof) authorizes the Company’s entry into, and the Company substantially concurrently with the termination of the Merger Agreement, enters into, a definitive, written contract reflecting the terms of such Superior Company Proposal; (C) the Company has complied in all material respects with its obligations under the Merger Agreement applicable to such Superior Company Proposal; and (D) prior to or concurrently with such termination, the Company pays to Parent or its designee the Company Termination Fee in accordance with the applicable provisions of the Merger Agreement;

(b) if Parent or Purchaser breaches any of their respective covenants, agreements, representations or warranties in the Merger Agreement, which breach (A) would reasonably be expected to have a

Parent Material Adverse Effect and (B) either (1) such breach is not capable of being cured by Parent or Purchaser by the End Date or (2) if capable of being cured by Parent or Purchaser by the End Date, the Company has delivered to Parent written notice of such breach and such breach is not cured by Parent or Purchaser, as applicable, by the earlier of (x) the End Date and (y) the date that is thirty (30) days after delivery of such notice; provided, however, that the Company shall not have the right to terminate the Merger Agreement under this prong (b) if the Company is then in material breach of any of its covenants, agreements, representations or warranties in the Merger Agreement such that the Offer Conditions related to the Company’s compliance with its covenants, agreements, representations or warranties in the Merger Agreement could not then be satisfied (the events described in this prong (b), the “Parent or Purchaser Breach Termination Event”);

(c) if Parent or Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within one (1) business day after it is otherwise obligated to commence the Offer in the time period provided by and otherwise in accordance with the applicable provisions of Merger Agreement; provided, that the Company shall not have the right to terminate the Merger Agreement under this prong (c) if the Company is then in material breach of any of its covenants, agreements, representations or warranties in the Merger Agreement; which breach is the primary cause of, or primarily resulted in, Purchaser failing to so commence the Offer; or

(d) if: (A) the Offer Conditions have been satisfied or waived at the Expiration Time (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time); (B) Purchaser shall have failed to purchase all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer within three (3) business days following the date the Offer Closing should have occurred pursuant to the Offer; (C) the Company has irrevocably confirmed by written notice to Purchaser the Company’s intention to terminate the Merger Agreement pursuant to this prong (d) if Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three (3) business days following the date the Offer Closing should have occurred and (D) at all times during such three (3) business day period, the Company stood ready, willing and able to consummate the closing of the Merger. Notwithstanding the foregoing, the determination of when the Offer Closing should have occurred for purposes of this prong (d) will take into account only two (2) Financing Proceeds Extensions (the events described in this prong (d), the “Purchaser Failure Termination Event”).

Procedure and Effect of Termination.

The Merger Agreement may be terminated only pursuant to those provisions summarized above in “Termination of the Merger Agreement.” Termination of the Merger Agreement shall not require the approval of the Company Stockholders. In order to terminate the Merger Agreement, the party desiring to terminate the Merger Agreement shall give prompt written notice of such termination to the other parties in accordance with the Merger Agreement, specifying the provision of the Merger Agreement pursuant to which such termination is effected.

If the Merger Agreement is validly terminated, then the Merger Agreement shall immediately become void and have no effect, without any liability or obligation on the part of the Company, Parent or the Fund II Investors or the Debt Commitment Parties or the Lender Related Parties (as defined below) (or any affiliate or representative thereof or any Company Related Party or Parent Related Party (as defined below)), whether arising before or after such termination, based on, arising out of or relating to the Merger Agreement or the negotiation, execution, performance or subject matter of the Merger Agreement, except for certain designated provisions (including, among other things, provisions on confidentiality, expenses and termination fees) and, subject to certain liability limitations, the liability for any Intentional Breach (as defined below) of the Merger Agreement, which shall survive such termination.

“Company Related Parties” means the Company, its Affiliates, and each of their respective former, current and future directors, officers, employees, equityholders, controlling Persons, members, managers, general or limited partners, assignees or other Affiliates or Representatives.

“Intentional Breach” means a breach of the Merger Agreement that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge or actual intent that the taking of, or the omission of taking, such act would constitute a material breach of the Merger Agreement; provided, that, without limiting the meaning of Intentional Breach, (i) any failure by any Purchaser to commence the Offer Closing when required under the applicable provisions of the Merger Agreement or (ii) any failure of Parent or Purchaser to consummate the Merger when required under the applicable provisions of the Merger Agreement will constitute an Intentional Breach by Parent and Purchaser.

“Lender Related Parties” means the Debt Commitment Parties, together with their respective affiliates and their and their respective affiliates’ respective officers, directors, employees, agents and representatives and their respective successors and assigns of the foregoing.

“Parent Related Parties” means Parent, Purchaser, the Fund II Investors and each of their respective affiliates, and each of their respective former, current and future directors, officers, employees, equityholders, controlling Persons, members, managers, financing sources, general or limited partners, assignees or other affiliates or Representatives.

Termination Fees.

If the Company validly terminates the Merger Agreement in connection with a Superior Company Proposal or Parent validly terminates the Merger Agreement in connection with a Company Adverse Recommendation Change, the Company will pay to Parent a fee of $18,388,081 in cash (the “Company Termination Fee”). In the event of a termination by the Company in connection with a Superior Company Proposal, the Company will pay the Company Termination Fee to Parent (to an account designated in writing by Parent) concurrently with or prior to such termination. In the event of a termination by Parent in connection with a Company Adverse Recommendation Change, the Company will pay the Company Termination Fee to Parent (to an account designated in writing by Parent) no later than two (2) business days after the date of such termination.

If the Company validly terminates the Merger Agreement in connection with a Parent or Purchaser Breach Termination Event as a result of an Intentional Breach by Parent or Purchaser, or a Purchaser Failure Termination Event, and at the time of such termination, all other Offer Conditions have been satisfied or waived at the Expiration Time (except for (i) those conditions that by their nature are to be satisfied at the Offer Closing, but subject to such conditions being able to be satisfied or (ii) those conditions that have not been satisfied as a result of a breach of the Merger Agreement by Parent), then Parent shall pay to the Company a fee of $31,522,425 in cash.

If (i) Parent or the Company validly terminates the Merger Agreement in connection with an End Date Termination Event or an Expiration or Termination Event, or Parent validly terminates the Merger Agreement in connection with a Company Breach Termination Event, (ii) prior to such termination a Company Takeover Proposal shall have been publicly disclosed or shall have otherwise become publicly known (and not publicly withdrawn prior to the time of such termination), and (iii) within twelve (12) months after the date of such termination, the Company consummates a Company Takeover Proposal or enters into a Company Acquisition Agreement (in each case, whether or not the Company Takeover Proposal referenced in clause (iii)) and such Company Takeover Proposal is subsequently consummated, then the Company shall pay to Parent the Company Termination Fee on the date no later than two (2) business days after, and subject to, the consummation of such Company Takeover Proposal.

All payments under the foregoing paragraphs shall be made by the respective party obligated to make such payment to the other party by wire transfer of immediately available funds to an account designated in writing by such other party. If any party fails to promptly pay or cause to be paid any amount due pursuant to the first two paragraphs of this section, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such first party for the amount set forth the first two paragraphs of this section or any portion thereof, such first party shall pay or cause to be paid to the other party reasonable out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate published by The Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Liability Limitation.

Notwithstanding anything to the contrary in the Merger Agreement, in no event will the Company Related Parties be entitled to monetary recovery, award or fees in excess of $31,522,425 in the aggregate (the “Parent Liability Limitation”), and in no event will the Parent Related Parties be entitled to monetary recovery, award or fees in excess of $18,388,081 in the aggregate.

Subject to the foregoing paragraph, Parent and Purchaser have agreed that, without in any way limiting the Company’s rights of specific performance, recoverable damages of the Company under the Merger Agreement and the Limited Guarantee are not limited to reimbursement of expenses or out of pocket costs but shall also include the benefit of the bargain lost by the Company’s stockholders (including “lost premium”), taking into consideration relevant matters, including the total amount payable to the Company’s stockholders under the Merger Agreement or the Limited Guarantee and the time value of money, which, in each case, will be deemed in such event to be damages of the Company and will be recoverable by the Company on behalf of its stockholders.

Specific Performance.

The parties to the Merger Agreement have acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that monetary damages, even if available, would not be an adequate remedy.

Accordingly, the parties to the Merger Agreement have agreed that, at any time prior to any valid termination of the Merger Agreement, the parties are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, including the right of a party to cause each other party to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement without proof of actual damages (and each party has waived any requirement for the securing or posting of any bond or any similar instrument in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or at equity. The parties to the Merger Agreement have also agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach or threatened breach of the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement or otherwise, except with respect to enforcement of certain confidentiality obligations under the Merger Agreement, under no other circumstances will the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance or other equitable relief, on the one hand, and the payment of any monetary damages, on the other hand.

Notwithstanding the foregoing, the right of the Company to specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded in order to consummate the Offer Closing and the Closing, including by demanding that Parent and/or Purchaser file one or more lawsuits against the parties to the Equity Commitment Letter to fully enforce such parties’ obligations thereunder and Parent’s and/or Purchaser’s rights thereunder, will be subject to the requirements that:

•

the Company has irrevocably confirmed in writing that: (i) all of the Closing Conditions and Offer Conditions have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their nature are intended to be satisfied at the Offer Closing, but subject to those conditions being capable of being satisfied at the Offer Closing) at the time when the Offer Closing would have occurred (not taking into account any financing failure) or been required to occur pursuant to the applicable requirements under the Merger Agreement; (ii) if specific performance is granted and the Debt Financing and Equity Financing were funded in accordance with the terms thereof, the Offer Closing and the closing of the Merger will occur; and (iii) that if the Equity Financing and Debt Financing are funded, then it is prepared, willing and able to effect the Offer Closing and the closing of the Merger pursuant to the terms of the Merger Agreement;

•	with respect to any funding of the Equity Financing to occur at the Offer Closing, all of the Offer Conditions shall have been satisfied or waived as of the Expiration Time; and

•	the Debt Financing has been funded or will be funded in accordance with the terms of the Debt Commitment Letter at the Offer Closing (if the Equity Financing is funded in accordance with the terms of the Equity Commitment Letter at the Offer Closing); provided, that in no case shall Parent or Purchaser be required to draw down the Equity Commitment Letter or consummate the Offer and the Merger if the Debt Financing (or any alternative financing) is not in fact funded at the Offer Closing.

Expenses.

Except as otherwise provided in the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees, costs or expenses, whether or not the closing of the Merger occurs.

Amendment.

The Merger Agreement may be amended, modified and supplemented any time prior to the Effective Time; provided, however, that (a) no such amendment, modification or supplement will result in the Merger Consideration not being the same amount and kind of cash, property, rights or securities as the consideration being offered to holders of Company Shares in the Offer, (b) after the Offer Closing, no such amendment, modification or supplement will adversely affect the rights of the Company’s stockholders (other than Parent, Purchaser or their respective affiliates) under the Merger Agreement without the approval of such Company’s stockholders and (c) no amendment will be made to the Merger Agreement after the Effective Time. Any such amendment, modification or supplement shall be effective only if it is set forth in an instrument in writing executed by each Party. Certain provisions of the Merger Agreement, however, may not be amended in a manner that adversely impacts the interests of any lender without the prior written consent of such party related to the lender.

Governing Law.

The Merger Agreement is governed by Delaware law. However, claims or causes of actions against lenders in connection with the Merger Agreement will be governed by New York law.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Company Shares not tendered and purchased pursuant to the Offer. All Company Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Offer Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Company Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Company Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Company Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Company Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Company Shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Company Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Company Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Company Shares who are otherwise entitled to appraisal rights unless (1) the total number of Company Shares entitled to appraisal exceeds 1% of the outstanding Company Shares or (2) the value of the consideration provided in the Merger for such total number of Company Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Company Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Company Shares in the Offer;

•	continuously hold of record the Company Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Company Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Company Shares of such stockholder will be converted into the right to receive the Offer Price, without any interest thereon and subject to any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Company Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Company Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. The Merger Agreement provides that following the Offer Acceptance Time, Purchaser will be merged with and into the Company, and, as of or immediately after the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be identical to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, and as so amended, will be the certificate of incorporation of the Surviving Corporation, and as of the Effective Time, the Surviving Corporation’s bylaws as in effect immediately prior to the Effective Time will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time other than to change the name of Purchaser thereunder, and as so amended, will be the bylaws of the Surviving Corporation. The directors and officers of the Surviving Corporation will, from and after the Effective Time until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase and except as otherwise disclosed in this Offer to Purchase, none of Parent or any of its affiliates has had discussions with, or entered into any agreement with, the Company’s directors or executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. Prior to or following the Offer Closing and the Merger, however, Parent or Purchaser or their respective affiliates may have discussions with, and may enter into agreements with, certain executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Except as described above or elsewhere in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals or is engaged in negotiations that would, in a manner material to the holders of Company Shares, relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the Company Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

13. Certain Effects of the Offer.

Market for the Company Shares. If the Offer is successful, there will be no market for the Company Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Offer Acceptance Time.

Stock Quotation. The Company Shares are currently listed on the NASDAQ Global Select Market. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Company Shares will no longer meet the requirements for continued listing on the Nasdaq Global Select Market because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause the Company to delist the Company Shares from the NASDAQ Global Select Market.

Exchange Act Registration. The Company Shares currently are registered under the Exchange Act. The purchase of the Company Shares pursuant to the Offer may result in the Company Shares becoming eligible for deregistration under the Exchange Act. Registration of the Company Shares may be terminated by the Company upon application to the SEC if the outstanding Companies Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Company Shares.

We intend to seek to cause the Company to apply for termination of registration of the Company Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Company Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Company Shares. In addition, if the Company Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Company Shares under the Exchange Act was terminated, the Company Shares would no longer be eligible for continued inclusion on the Board of Governors Federal Reserve System’s (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Company Shares is not terminated prior to the Merger, then the registration of the Company Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Company Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Company Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Company Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not establish a record date for, declare, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property or any combination thereof) in respect of, any shares of capital stock of the Company, other equity interests or voting securities, except for dividends and distributions by a direct or indirect subsidiary of the Company to its parent or any of the Company or any of its subsidiaries in the ordinary course of business. The Company’s quarterly dividend was canceled in April 2018 upon the Company’s entry into the Merger Agreement.

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, Purchaser will not be required to and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act) (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer), pay for any Company Shares validly tendered and not validly withdrawn immediately prior to any then-scheduled Expiration Time in connection with the Offer unless:

(i) the Minimum Tender Condition shall have been satisfied;

(ii) the HSR Clearance Condition will have been satisfied;

(iii) the German Merger Control Clearance Condition will have been satisfied;

(iv) the Restraint Condition will have been satisfied;

(v) (i) the representations and warranties of the Company in the Merger Agreement (except for the certain “fundamental” representations and warranties in Section 4.01 (Organization, Standing and Power), Section 4.04 (Authority, Execution and Delivery; Enforceability), Section 4.19 (Brokers’ Fees and Expenses), Section 4.20 (Opinion of Financial Advisor) and Section 4.25 (Vote Required) (collectively, the “Fundamental Representations”), and the representations and warranties in Section 4.03(a), (b) and (c) (Capital Structure) and Section 4.07(c) (relating to Absence of Certain Changes or Events)) will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company in Sections 4.03(a), (b) and (c) (Capitalization) shall be true and correct in all respects at and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, in an increase of more than $2,500,000 in the aggregate amount payable by Purchaser or Parent in the Offer; (iii) the Fundamental Representations to the extent qualified by “materiality” or “Company Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time) and all of the Fundamental Representations to the extent not qualified by “materiality” or “Company Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time); and (iv) the representations and warranties of the Company relating to absence of certain changes shall be true and correct in all respects;

(vi) the Company shall have performed in all material respects all obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time;

(vii) since the date of the Merger Agreement, no Company Material Adverse Effect will have occurred and be continuing;

(viii) Parent will have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in the foregoing items (v), (vi), and (vii) (the “Officer Certificate Condition”); and

(ix) the Merger Agreement will not have been validly terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”).

The foregoing conditions are for the benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition, the Termination Condition, the HSR Clearance Condition and the Restraint Condition, which may not be waived without the prior written consent of the Company), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of the Company Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Company Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Company Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Company Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Legal Proceedings. Lawsuits arising out of or relating to the Offer, the Merger or the other associated transactions may be filed in the future.

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Merger Agreement and the transactions contemplated thereby.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated thereby by the Company Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Company Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Company Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Company Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Company Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 14, 2018, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City Time, on May 29, 2018, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or the Company receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of Parent’s or the Company’s (as applicable) substantial compliance with the Second Request. Only one (1) extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Additionally, under the German Act against Restraints of Competition of 1957, as amended, the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one (1) month after submission of a complete notification has expired without the FCO having prohibited the transaction. Parent and the Company filed the required premerger filing with the FCO on May 8, 2018, and the waiting period with respect to the Offer and Merger is scheduled to expire on June 8, 2018, unless earlier terminated by the FCO and absent an investigation commenced by the FCO. The commencement of such formal investigation would extend the waiting period up to four (4) months (five (5) months if conditions or remedies are proposed by the parties) from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and the Offer and Merger being deemed invalid under German law. If the FCO determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Company Shares in the Offer or the Merger or impose other conditions or remedies, including divestitures.

17. Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Company Shares by mail, telephone, email, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Company Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Company Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any U.S. or foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Company Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depository or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director, executive officer, manager and general partner of each member of the Participant Group (as defined below) and their affiliates are set forth below. All individuals listed below are United States citizens.

The sole stockholder of Riptide Purchaser, Inc., a Delaware corporation (“Purchaser”), is Riptide Parent, LLC, a Delaware limited liability company (“Parent”). The sole member of Parent is Riptide Topco, LLC, a Delaware limited liability company (“Topco”). The sole member of Topco is Riptide Holdco, LP, a Delaware limited partnership (“Holdco”). Purchaser, Parent, Topco and Holdco are affiliated with HGGC Fund II, L.P., a Cayman Islands exempted limited partnership (“Fund II”), HGGC Fund II-A, L.P., a Cayman Islands exempted limited partnership (“Fund II-A”), HGGC Fund II-B, L.P. (“Fund II-B”), a Delaware limited partnership, HGGC Fund II-C, L.P., a Delaware limited partnership (“Fund II-C”), HGGC Fund II-D, L.P., a Delaware limited partnership (“Fund II-D”), HGGC Affiliate Investors II, L.P., a Cayman Islands exempted limited partnership (“Fund II Affiliate Investors”), HGGC Associates II, L.P., a Cayman Islands exempted limited partnership (“Fund II Associates”, and together with Fund II, Fund II-A, Fund II-B, Fund II-C, Fund II-D and Fund II Affiliate Investors, the “Fund II Investors”), HGGC Fund III, L.P., a Cayman Islands exempted limited partnership (“Fund III”), HGGC Fund III-A, L.P., a Cayman Islands exempted limited partnership (“Fund III-A”), HGGC Affiliate Investors III, L.P., a Cayman Islands exempted limited partnership (“Fund III Affiliate Investors”), and HGGC Associates III, L.P., a Cayman Islands exempted limited partnership (“Fund III Associates”, and together with Fund III, Fund III-A and Fund III Affiliate Investors, the “Fund III Investors”, and the Fund III Investors together with the Fund II Investors, the “Investors”, and together with Purchaser, Parent, Topco, Holdco and Acquisition, the “Participant Group”). The principal business of Purchaser is to engage in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the principal business of the remainder of the Participant Group is to act as holding companies.

The Fund II Investors have committed to provide the Equity Financing pursuant to the Equity Commitment Letter, with a commitment to contribute to Parent an aggregate amount up to $233,000,000 (subject to adjustments as set forth in the Equity Commitment Letter, the “Equity Commitment”) in cash. The Fund II Investors are expected to assign a portion of the Equity Commitment to the Fund III Investors, but the Fund II Investors will remain obligated with respect to such assigned portion until it is funded by the Fund III Investors. Following such assignment of a portion of the Equity Commitment and assuming such funding by the Fund III Investors, Purchaser, Parent, Topco and Holdco will be directly or indirectly owned by the Investors.

The general partner of each of the Fund II Investors is HGGC Fund II GP, L.P., a Cayman Islands exempted limited partnership (“Fund II GP”). The general partner of Fund II GP is HGGC Fund II GP, Ltd., a Cayman Islands exempted company (“Fund II GP Ltd.”). The directors of Fund II GP Ltd. are Richard F. Lawson, Jr., J. Steven Young, Gregory M. Benson and Gary L. Crittenden. The executive officers of Fund II GP Ltd. are Richard F. Lawson (Chief Executive Officer and Managing Director), Leslie M. Brown (Treasurer and Managing Director), Gregory M. Benson (Managing Director), Gary L. Crittenden (Managing Director), J. Steven Young (Managing Director) and Kurt A. Krieger (Secretary).

The general partner of each of the Fund III Investors is HGGC Fund III GP, L.P., a Cayman Islands exempted limited partnership (“Fund III GP”). The general partner of Fund III GP is HGGC Fund III GP, Ltd., a Cayman Islands exempted company (“Fund III GP Ltd.”). The directors of Fund III GP Ltd. are Richard F. Lawson, Jr., J. Steven Young and Gregory M. Benson. The executive officers of Fund III GP Ltd. are Richard F. Lawson, Jr. (Chief Executive Officer and Managing Director), Leslie M. Brown (Treasurer) and Kurt A. Krieger (Secretary).

The principal office address of each member of the Participant Group, Fund II GP, Fund II GP Ltd., Fund III GP, Fund III GP Ltd., and each individual listed in the table (such individuals, the “Directors and Officers”) below is c/o HGGC, LLC, 1950 University Avenue, Suite 350, Palo Alto, California, 94303. The telephone number at the principal office of each member of the Participant Group, Fund II GP, Fund II GP Ltd., Fund III GP and Fund III GP Ltd. is (650) 321-4910. Each of the Directors and Officers is a United States citizen.

Name	Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Richard F. Lawson, Jr.	Director, Managing Director and Chief Executive Officer of Fund II GP Ltd. and Fund III GP Ltd.; Director of Purchaser; Manager of Parent and Topco; Chief Executive Officer of Purchaser, Parent, Topco and Holdco	Mr. Lawson is the Chief Executive Officer of HGGC, LLC (“HGGC”), which he co-founded in 2013. Mr. Lawson currently sits on or participates in the boards of all HGGC portfolio companies and is actively involved in HGGC’s direction, investment decisions, executive development and operational strategies. Prior to founding HGGC, Mr. Lawson founded Huntsman Gay Global Capital Partners in 2007 and Sorenson Capital in 2002.

Leslie M. Brown, Jr.	Managing Director and Treasurer of Fund II GP Ltd.; Treasurer of Fund III GP Ltd.	Mr. Brown joined HGGC in 2007 and is a Managing Director and the Chief Operating Officer. Mr. Brown serves as a member of the board of directors of HGGC’s portfolio companies Nutraceutical International and SSI. Prior to joining HGGC, Mr. Brown was the Chief Financial Officer of Neways International, a Golden Gate Capital portfolio company.

Gregory M. Benson	Director and Managing Director of Fund II GP Ltd.; Director of Fund III GP Ltd.	Mr. Benson is a Managing Director of HGGC, which he co-founded in 2013. Mr. Benson’s current and past board representation has included a number of HGGC portfolio companies. Prior to co-founding HGGC, Mr. Benson was an Executive Vice President and a senior member of the London-based Bain Capital team responsible for starting up Bain’s European private equity business.

Gary L. Crittenden	Director and Managing Director of Fund II GP Ltd.	Mr. Crittenden joined HGGC in 2009 and is an Executive Director. Mr. Crittenden serves as Chairman of the Board of HGGC portfolio companies iQor and Pearl Holding Group. Prior to joining HGGC, Mr. Crittenden was the Chief Financial Officer of various companies, including Citigroup, American Express, Monsanto, Sears Roebuck and Company, Melville Corporation and Filene’s Basement.

Name	Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
J. Steven Young	Director and Managing Director of Fund II GP Ltd.; Director of Purchaser and Fund III GP Ltd.; Manager of Parent and Topco	Mr. Young is a Managing Director of HGGC, which he co-founded in 2013. Mr. Young currently serves as Chairman of the Board of five HGGC portfolio companies: IDERA, Integrity, DealerFX, AutoAlert and Innovative. Prior to joining HGGC, Mr. Young was a Hall of Fame NFL player, primarily with the San Francisco 49ers, where he was named the Most Valuable Player of Super Bowl XXIX, Sports Illustrated and Sporting News’ Player of the Year from 1992-1994 and the NFL’s Most Valuable Player for 1992 and 1994. Mr. Young founded and chairs the Forever Young Foundation, which is actively involved in children’s charities worldwide.

Kurt A. Krieger	Secretary of Fund II GP Ltd. and Fund III GP Ltd.	Mr. Krieger joined HGGC in 2008 and is the General Counsel and Chief Compliance Officer. Mr. Krieger also serves as a member of the Board of Directors of the Capital Impact Foundation, HGGC’s affiliated private foundation. Mr. Krieger serves on the board of directors of various HGGC portfolio companies. Prior to joining HGGC, Mr. Krieger was International Legal Counsel for a worldwide not-for-profit organization, where he was responsible for legal affairs and government relations, residing first in Africa and later in Mexico.

David H.S. Chung	Director of Purchaser; Manager of Parent and Topco; President of Purchaser, Parent, Topco, and Holdco	Mr. Chung is an Executive Director of HGGC, which he joined in 2017. Prior to joining HGGC, Mr. Chung independently pursued a wide range of private equity and public stake investment opportunities requiring a differentiated approach through Arrowhead Holdings LLC. From 2006 to 2012, Mr. Chung was an investment partner at Blum Capital Partners, a San Francisco-based mid-market investment firm, a Partner at Standard Pacific Capital, a Director and Principal at KKR, a management consultant at McKinsey & Company, and an investment banker at Hambrecht & Quist.

Name	Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jeremiah H. Jewkes	Director of Purchaser; Manager of Parent and Topco; Vice President and Treasurer of Purchaser, Parent, Topco, and Holdco	Mr. Jewkes joined HGGC in 2015 and is a Vice President. Prior to joining HGGC, Mr. Jewkes was a senior associate at Audax Group and Associate at L.E.K. Consulting.

Steven A. Leistner	Director of Purchaser; Manager of Parent and Topco; Vice President of Purchaser, Parent, Topco, and Holdco	Mr. Leistner joined HGGC in 2009 and is a Principal. Prior to joining HGGC, Mr. Leistner was a Corporate Finance Business Analyst at McKinsey & Company.

Matthew Roesch	Vice President of Purchaser, Parent, Topco, and Holdco	Mr. Roesch joined HGGC in 2015 and is a Vice President. Prior to joining HGGC, Mr. Roesch was an Investment Banking Analyst at Credit Suisse Securities, where he focused on mergers and acquisitions, equity offerings, leveraged buyouts and recapitalizations.

S. Jade Bollinger	Secretary of Purchaser, Parent, Topco, and Holdco	Ms. Bollinger joined HGGC in 2016 and is a Legal and Compliance Coordinator. Prior to joining HGGC, Ms. Bollinger worked at multiple courts throughout the state of Utah for judicial externships. Previously she also worked as a legal intern at Nutracuetical International Corporation and at a Guardian ad Litem Office.

The Letter of Transmittal, certificates for Company Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

By Email:

CANOTICEOFGUARANTEE@computershare.com

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833